    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 8, 1999
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                       HUTCHINSON TECHNOLOGY INCORPORATED
             (Exact name of Registrant as specified in its charter)

               MINNESOTA                                      41-0901840
    (State or other jurisdiction of                        (I.R.S. Employer
     incorporation or organization)                       Identification No.)

                             40 WEST HIGHLAND PARK
                          HUTCHINSON, MINNESOTA 55350
                                 (320)587-3797
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                WAYNE M. FORTUN
         PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHIEF OPERATING OFFICER
                       HUTCHINSON TECHNOLOGY INCORPORATED
                             40 WEST HIGHLAND PARK
                          HUTCHINSON, MINNESOTA 55350
                                 (320) 587-3797
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                           --------------------------

                                   COPIES TO:

          KRIS SHARPE, ESQ.                      KENNETH M. SIEGEL, ESQ.
       PEGGY STEIF ABRAM, ESQ.                  MICHELLE L. WHIPKEY, ESQ.
         Faegre & Benson LLP                Wilson Sonsini Goodrich & Rosati,
         2200 Norwest Center                     Professional Corporation
       90 South Seventh Street                      650 Page Mill Road
     Minneapolis, Minnesota 55402              Palo Alto, California 94304

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

                           --------------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ______

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ______

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           --------------------------

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------
                                                           PROPOSED MAXIMUM       PROPOSED MAXIMUM
     TITLE OF EACH CLASS OF             AMOUNT TO           OFFERING PRICE            AGGREGATE              AMOUNT OF
  SECURITIES TO BE REGISTERED       BE REGISTERED(1)          PER UNIT(2)         OFFERING PRICE(2)      REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------
Common Stock....................    4,600,000 Shares            $35.29              $162,334,000              $45,129
------------------------------------------------------------------------------------------------------------------------

(1) Includes 600,000 shares of Common Stock which may be purchased by the Underwriters to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c).

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                 Subject to Completion. Dated January 8, 1999.

                                  4,000,000 Shares

                                     [LOGO]

                                  Common Stock

                                 -------------

    Hutchinson Technology Incorporated is offering 4,000,000 shares to be sold in the offering. Hutchinson Technology's Common Stock is traded on the Nasdaq National Market under the symbol "HTCH". On January 6, 1999, the last reported sale price for the Common Stock on the Nasdaq National Market was $38.00 per share.

    SEE "RISK FACTORS" BEGINNING ON PAGE 5 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.

                               ------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

                                                          Per Share          Total
                                                       ---------------  ---------------
Initial public offering price........................         $                $
Underwriting discount................................         $                $
Proceeds, before expenses, to Hutchinson
  Technology.........................................         $                $

    The underwriters may, under certain circumstances, purchase up to an additional 600,000 shares from Hutchinson Technology at the initial public offering price less the underwriting discount.

                               ------------------

    The underwriters expect to deliver the shares against payment in New York,
New York on          , 1999.

GOLDMAN, SACHS & CO.                                        SALOMON SMITH BARNEY

                               HAMBRECHT & QUIST

                                  ------------

                       Prospectus dated           , 1999.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION ABOUT OUR COMPANY AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS.

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS BASED ON OUR CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS ABOUT HUTCHINSON TECHNOLOGY AND OUR INDUSTRY. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES. HUTCHINSON TECHNOLOGY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, AS MORE FULLY DESCRIBED IN THE "RISK FACTORS" SECTION AND ELSEWHERE IN THIS PROSPECTUS. HUTCHINSON TECHNOLOGY UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS FOR ANY REASON, EVEN IF NEW INFORMATION BECOMES AVAILABLE OR OTHER EVENTS OCCUR IN THE FUTURE.

    UNLESS OTHERWISE INDICATED, ALL SHARE AND PER SHARE DATA IN THIS PROSPECTUS HAVE BEEN ADJUSTED TO REFLECT A THREE-FOR-ONE STOCK SPLIT IN 1997.

                       HUTCHINSON TECHNOLOGY INCORPORATED

    We are the world's leading supplier of suspension assemblies for hard disk drives. We estimate that we currently produce 70% (plus or minus 10 percentage points) of all suspension assemblies sold worldwide to hard disk drive manufacturers and their suppliers, including recording head manufacturers. Our products include conventional and TSA suspension assemblies and suspension assembly components. Suspension assemblies are critical components of hard disk drives that hold the recording heads in position above the spinning magnetic disks. We supply nearly all major domestic and many foreign-based users of suspension assemblies, including Applied Magnetics, IBM and its affiliates, Maxtor, Quantum, Read-Rite, SAE Magnetics/TDK, Samsung, Seagate Technology, Toshiba, Western Digital and Yamaha.

    Since the mid-1980's, we have led a number of critical technology transitions for suspension assemblies as the disk drive industry has moved toward smaller, higher capacity devices. Most recently, we introduced our TSA suspension assemblies, which integrate electrical conductors in the suspension, in anticipation of the disk drive industry's transition to smaller and more sensitive recording heads. TSA suspension assemblies offer our customers improved disk drive performance and lower overall production costs. Our customers are increasingly adopting TSA suspension assemblies, and we currently supply TSA suspension assemblies to four customers on 15 programs in production.

    The disk drive industry is highly cyclical, with periods of increased demand and rapid growth followed by periods of oversupply and subsequent contraction. Beginning in the third quarter of fiscal 1997 and continuing throughout all of fiscal 1998, total suspension assembly unit sales in the industry declined substantially. Total shipments of our suspension assemblies peaked at 201 million units in the second quarter of fiscal 1997 and declined to 122 million units in the fourth quarter of fiscal 1998. Despite this slowdown, end-user demand for storage capacity continues to grow. International Data Corporation ("IDC") estimates in a November 1998 report that disk drive unit shipments would reach 139 million in 1998 and grow to 247 million in 2002. In the first quarter of fiscal 1999 (our quarter ended December 27, 1998), our total shipments of suspension assemblies increased to 144 million units.

    Demand for our TSA suspension assemblies, which was not adversely affected by the industry slowdown, continues to exceed our production capacity. We expect demand for TSA suspension assemblies to continue to rise as the disk drive industry increasingly adopts the TSA suspension assembly platform. In fiscal 1998, we shipped 85 million TSA suspension assemblies, up from 8 million in fiscal 1997. In the first quarter of fiscal 1999, we shipped 55 million TSA suspension assemblies, representing 38% of total unit volume shipped and a majority of net sales in that period. We expect that TSA suspension assemblies will account for approximately half of our unit volume in fiscal 1999.

    Demand for our conventional suspension assemblies started to recover during the latter part of the fourth quarter of fiscal 1998 and continued to recover in the first quarter of fiscal 1999. We shipped 89 million conventional suspension assemblies in the first quarter of fiscal 1999, up from the 83 million units shipped in the fourth quarter of fiscal 1998.

    While maintaining our commitment to produce conventional suspension assemblies for customers, we will continue to invest in additional TSA suspension assembly production capacity in fiscal 1999 and 2000 to meet demand for TSA suspension assemblies and accelerate adoption of TSA as a disk drive industry standard platform.

    Our principal executive offices are located at 40 West Highland Park, Hutchinson, Minnesota 55350, and our telephone number at that location is (320) 587-3797.

                                  THE OFFERING

The following information assumes that the underwriters do not exercise the option granted by Hutchinson Technology to purchase additional shares in the offering. See "Underwriting".

Shares offered by
  Hutchinson Technology...   4,000,000 shares
Shares to be outstanding
  after the offering(1)...  23,786,229 shares

Nasdaq National Market
  symbol................  "HTCH"
Use of proceeds.........  For general
                          corporate purposes,
                          primarily capital
                          expenditures
                          related to
                          expansion of TSA
                          suspension assembly
                          production
                          capacity. See "Use
                          of Proceeds".

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    THIRTEEN WEEKS ENDED            FISCAL YEAR ENDED(2)
                                                   -----------------------  -------------------------------------
                                                    DEC. 27,     DEC. 28,    SEPT. 27,    SEPT. 28,    SEPT. 29,
                                                      1998         1997        1998         1997         1996
                                                   -----------  ----------  -----------  -----------  -----------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales........................................  $   155,275  $   88,982  $   407,616  $   453,232  $   353,186
Income (loss) from operations....................       16,714     (15,926)     (65,124)      52,716       18,203
Net income (loss)................................       11,533     (11,474)     (48,411)      41,909       13,802
Basic earnings (loss) per common share...........  $      0.58  $    (0.58) $     (2.46) $      2.29  $      0.84
Diluted earnings (loss) per common share.........  $      0.52  $    (0.58) $     (2.46) $      2.21  $      0.82
Weighted average common shares outstanding.......       19,783      19,629       19,709       18,272       16,350
Weighted average common and diluted shares
  outstanding....................................       25,632      19,629       19,709       18,978       16,806

UNIT SHIPMENTS:
Conventional suspension assemblies...............       89,000     128,000      431,000      711,000      539,000
TSA suspension assemblies........................       55,000       7,000       85,000        8,000           --

                                                                                           DECEMBER 27, 1998
                                                                                      ----------------------------
                                                                                        ACTUAL     AS ADJUSTED(3)
                                                                                      -----------  ---------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital.....................................................................  $   103,957   $     248,857
Total assets........................................................................      556,686         701,586
Long-term debt, including current maturities and convertible subordinated notes.....      222,240         222,240
Total shareholders' investment......................................................      248,495         393,395

------------------

(1) Based upon the number of shares outstanding as of December 27, 1998. Excludes 2,294,195 shares issuable upon exercise of options outstanding under Hutchinson Technology's employee benefit plans as of December 27, 1998. See Note 5 of Notes to Consolidated Financial Statements included elsewhere in this prospectus.

(2) Hutchinson Technology operates on a 52 or 53 week fiscal year ending on the last Sunday in September in each year. Fiscal 1998 and 1997 contained 52 weeks and fiscal 1996 contained 53 weeks.

(3) Adjusted to give effect to the issuance and sale of the 4,000,000 shares of Common Stock in this offering at an assumed public offering price of $38.00 per share and the anticipated application of the estimated net proceeds from the offering. See "Use of Proceeds".

                                  RISK FACTORS

    YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISKS BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING OUR COMPANY. ADDITIONAL RISKS AND UNCERTAINTIES ALSO MAY IMPAIR OUR BUSINESS OPERATIONS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS WOULD LIKELY SUFFER. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF THE MONEY YOU PAID TO BUY OUR COMMON STOCK.

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS BASED ON OUR CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS ABOUT HUTCHINSON TECHNOLOGY AND OUR INDUSTRY. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES. HUTCHINSON TECHNOLOGY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, AS MORE FULLY DESCRIBED BELOW AND ELSEWHERE IN THIS PROSPECTUS. HUTCHINSON TECHNOLOGY UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS FOR ANY REASON, EVEN IF NEW INFORMATION BECOMES AVAILABLE OR OTHER EVENTS OCCUR IN THE FUTURE.

                       FLUCTUATIONS IN OPERATING RESULTS

    Our past operating results and, in particular, our gross margins, have fluctuated from fiscal period to period. We expect our future operating results to fluctuate from fiscal period to period. These fluctuations may be caused by such factors as:

- changes in overall demand for our products;

- changes in our manufacturing process, or problems related to implementing a new manufacturing process;

- new product introductions by us or our competitors;

- changes in the specific products our customers buy;

- changes in our selling prices;

- changes in our production capacity or our use of that capacity;

- increased costs when we start producing new products;

- how quickly we achieve profitable high-volume production for new products;

- changes in our infrastructure costs and how we control them;

- changes in our manufacturing yields and those of our customers;

- changes in the volume or pricing achieved in production programs;

- long disruptions in operations at any of our plants for any reason; and

- changes in the cost of, or limits on, available materials and labor.

    We typically allow our customers to change or cancel orders without penalty until approximately two weeks before scheduled shipment. We therefore plan our production and inventory based primarily on forecasts of customer demand. Both our forecasts and customer demand often fluctuate significantly from week to week.

    Customer demand for and our shipments of conventional suspension assemblies decreased significantly during the latter part of fiscal 1997 and throughout all of fiscal 1998, as our major customers delayed or cancelled component orders. We believe the slowdown occurred primarily because:

- drive and recording head manufacturers decreased component purchases to lower inventory levels;

- demand for server and desk-top systems was somewhat softer;

- some major personal computer companies started to use build-to-order manufacturing, which decreased their required disk drive inventory levels; and

- data density improvements reduced slightly the average number of suspensions required per drive (from slightly over 5 to approximately 4.8 suspension assemblies).

    Our operating results were adversely affected by this slowdown. If customer demand for suspension assemblies weakens or fails to recover as we expect, or if one or more customers reduce, delay or cancel orders, our business, financial condition and results of operations could be materially adversely affected.

    Our selling prices are subject to pricing pressure from our customers and market pressure from our competitors. Our selling prices also are affected by changes in overall demand for our products, changes in the specific products our customers buy and a product's life cycle. A typical life cycle for our products begins with higher pricing when a product is introduced, decreasing prices as it matures, and slightly increasing pricing as it is phased out. To offset price decreases during a product's life, we rely primarily on higher unit volume. We also rely on improving our manufacturing yield to reduce the cost of manufacturing our mature products. If we cannot reduce our manufacturing costs during a product's life cycle, our business, financial condition and results of operations could be materially adversely affected.

             PRODUCTION AND ACCEPTANCE OF TSA SUSPENSION ASSEMBLIES

    We have invested substantial amounts of financial, management, engineering and manufacturing resources to develop and introduce our TSA suspension assemblies. TSA suspension assemblies accounted for 1% of our fiscal 1997 unit shipments, 16% of our fiscal 1998 unit shipments and 38% of our unit shipments in our fiscal quarter ended December 27, 1998. We expect TSA suspension assemblies to account for approximately half of our total unit shipments and a majority of net sales during fiscal 1999. If continuing market acceptance and/or production of our TSA suspension assemblies is delayed for any reason, however, or if widespread market acceptance of the TSA product platform is not achieved, our business, financial condition and results of operations could be materially adversely affected.

    We rapidly expanded our TSA suspension assembly production capacity in fiscal 1998, but our high-volume production of TSA suspension assemblies was not profitable until the first quarter of fiscal 1999 (our quarter ended December 27, 1998). Our TSA production inefficiencies during fiscal 1998 resulted in significantly lower gross margins, which adversely affected our fiscal 1998 operating results. If we fail to continue the transition to profitable high-volume production of our TSA suspension assemblies or determine that TSA suspension assemblies cannot be produced profitably in the quantities and to the specifications required by our customers, our business, financial condition and results of operations could be materially adversely affected.

                     DEPENDENCE ON HARD DISK DRIVE INDUSTRY

    Almost all of our sales depend on the hard disk drive industry. Sales of suspension assemblies accounted for 97% of our net sales in our fiscal quarter ended December 27, 1998, and 96% of our net sales in fiscal 1998, 99% of our net sales in fiscal 1997 and 98% of our net sales in fiscal 1996. The hard disk drive industry is intensely competitive and technology changes rapidly. The industry's demand for components also fluctuates. The hard disk drive industry is highly cyclical, with periods of increased demand and rapid growth followed by periods of oversupply and subsequent contraction. These cycles may affect suppliers to this industry more acutely because hard disk drive manufacturers tend to order more components than they may need during growth periods, and sharply reduce orders for components during periods of contraction. Our results of operations have been adversely affected at various times during hard disk drive industry slowdowns, as they were in the latter part of fiscal 1997 and throughout all of fiscal 1998. Our business, financial condition and results of operations would be materially adversely affected if a future significant slowdown in the industry occurs.

                      PRODUCT DEVELOPMENT AND INTRODUCTION

    Our industry experiences rapid technology shifts. Our continued success depends on our ability to develop and rapidly bring to volume production new products that meet higher performance specifications.

    A number of risks are inherent in this process. Higher performance specifications, as well as transitions to new product platforms, initially can lower our overall manufacturing yields and efficiencies. This in turn can cause product shipments to be delayed or missed. We also may incur higher manufacturing costs. We may need to change our manufacturing processes or develop new processes. If processes change, we may need to replace or modify our equipment. We may require additional capital to implement these changes.

    New products that are currently in development include:

- suspension assemblies that incorporate second stage actuators to improve head positioning over increasingly tighter data tracks on each disk;

- suspension assemblies on which a preamplifier may be mounted to improve data transfer signals from the disk;

- suspension assemblies for use with new smaller-sized femto heads; and

- suspension assemblies with higher performance specifications than our customers currently require.

    If we fail to introduce successfully new products on a regular and timely basis, our business, financial condition and results of operations could be materially adversely affected. If a competitor introduces a new suspension assembly design, we may not be able to respond to the new design effectively. If the new design was widely accepted by the disk drive industry, our business, financial condition and results of operations could be materially adversely affected.

    We must qualify our products with our customers. The qualification process for disk drive products can be lengthy, complex and difficult. Our management cannot be sure that our suspension assemblies will continue to be selected for design into our customers' products. If we are unable to obtain additional customer qualifications, or if we cannot qualify our products for high-volume production quantities, or at all, our business, financial condition and results of operations could be materially adversely affected. See "Business -- Products".

    In addition to suspension assemblies, we are developing products for the medical devices market. Our research and development expenses allocated to medical devices were $443,000 in our fiscal quarter ended December 27, 1998, and $3.2 million in fiscal 1998, $2.7 million in fiscal 1997 and $2.0 million in fiscal 1996. Our efforts, however, may not result in marketable products. Even if we are able to develop marketable products, they may not generate significant revenue.

                    CAPITAL NEEDS; ANTICIPATED MARKET GROWTH

    We will need significant funds over the next several years to achieve our long-term strategic objectives and to maintain and enhance our competitive position. These funds will be used for capital expenditures, research and development, working capital and debt service. Our business is highly capital intensive. We require particularly high levels of capital expenditures as we move from conventional suspension assembly production to high-volume TSA suspension assembly production. We have invested substantial amounts in sophisticated manufacturing technologies and automated production equipment for our suspension assemblies. We have added significant manufacturing capacity that has increased our fixed costs over the past two fiscal years. We have constructed plants in Eau Claire, Wisconsin and Sioux Falls, South Dakota and expanded our plant in Hutchinson, Minnesota.

    Our total capital expenditures were approximately $35 million in our fiscal quarter ended December 27, 1998, and approximately $207 million in fiscal 1998 and $83 million in fiscal 1997. We also entered into operating leases for production and other equipment with costs of approximately $3 million in our fiscal quarter ended December 27, 1998, and approximately $47 million in fiscal 1998 and $29 million in fiscal 1997. We currently anticipate spending approximately $135 million during the remainder of fiscal 1999 primarily to expand TSA suspension assembly production capacity.

    We anticipate that we will continue to make significant capital expenditures in fiscal 2000 and beyond to further expand our TSA suspension assembly production capacity. We also will need to continue to invest in new technologies, production capacity and infrastructure to accommodate anticipated market growth. Any inability to obtain funds in the future could delay or change our plans. If we are unable to obtain funds, we may have to curtail our capital expenditures, slow plant construction and expansion, and reduce research and development expenditures. These delays or changes in our plans could materially adversely affect our business, financial condition and results of operations. See "Use of Proceeds" and "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Liquidity and Capital Resources".

    We have at times increased our production capacity and the overhead that supports production based on anticipated market demand. Anticipated market demand, however, has not always developed as rapidly as expected. As a result, we have periodically underutilized our capacity. This underutilization has at times decreased our profitability. The following factors complicate accurate capacity planning for market demand:

- the pace of technological change;

- variability in our manufacturing yields;

- long lead times for most of our plant and equipment expenditures, requiring major financial commitments well in advance of actual production requirements; and

- the ability of our customers to delay or cancel orders on short notice.

    Our failure to plan our capacity requirements accurately, or our failure to put in place the technologies and capacity necessary to meet market demand, could materially adversely affect our business, financial condition and results of operations.

    Implementing our long-term strategy may depend to a significant degree on our obtaining additional long-term debt and equity capital. We cannot determine the precise amount and timing of our funding needs at this time. We may be unable to obtain future additional financing on terms acceptable to us or at all. We may need to refinance our debt to repay it at maturity. The following factors could affect whether we obtain additional financing on favorable terms, or at all:

- changes in interest rates;

- general economic conditions and conditions in the disk drive industry;

- the perception of our business in the capital markets;

- our results of operations;

- our ratio of debt to equity and other aspects of our financial condition; and

- our business prospects.

    Certain terms of our existing debt limit our ability to incur additional debt. If we are unable to obtain sufficient capital in the future, we may have to curtail our capital expenditures, slow plant construction and expansion, and reduce research and development expenditures. Any such actions could have a material adverse effect on our business, financial condition and results of operations.

                              MANUFACTURING RISKS

    We manufacture a wide variety of suspension assemblies with different selling prices and manufacturing costs. Our product mix varies weekly as market demand changes. Any substantial variation in product mix can lead to changes in utilization of our equipment and tooling, inventory obsolescence and overstaffing in certain areas, all of which could materially adversely impact our business, financial condition and results of operation.

    Rapid technological change in the disk drive industry has led to numerous suspension assembly design changes and tighter performance specifications. The resulting suspension assemblies initially are more difficult to manufacture and typically require additional capital expenditures and increased development and support expenses. Manufacturing yields and efficiencies also vary from product to product. Newer products typically have lower initial manufacturing yields and efficiencies as we commence volume manufacturing and thereafter ramp to full production.

    As we grow, we may need to transfer production of certain suspension assemblies from one manufacturing site to another. In the past, such transfers have lowered initial yields and/or manufacturing efficiencies. This results in higher manufacturing costs. Our manufacturing plants are located in Minnesota, South Dakota and Wisconsin, all of which can experience severe weather. Severe weather has, at times, resulted in lower production and decreased our shipments.

    Our production processes require us to store, use and dispose of chemicals that are considered hazardous under applicable federal and state laws. We must handle these chemicals in accordance with a variety of regulatory requirements. If an accident occurred and resulted in significant personal injury or environmental damage, our business, financial condition and results of operations could be materially adversely affected.

                             CUSTOMER CONCENTRATION

    Our sales are concentrated in a small customer base. Although we supply nearly all major domestic and many foreign-based manufacturers of hard disk drives and manufacturers of recording heads used in hard disk drives, sales to our five largest customers constituted 85% of net sales for our fiscal quarter ended December 27, 1998, and 84% of our net sales for fiscal 1998, 86% of our net sales for fiscal 1997, and 87% of our net sales for fiscal 1996. Over the years, the disk drive industry has experienced numerous consolidations. This has resulted in fewer, but larger, customers for our products. The loss of one or more of our major customers for any reason, including the development by any one customer of the capability to produce suspension assemblies in high volume for its own products, or the failure of a customer to pay its account balance with us, could have a material adverse effect on our results of operations. See "Business -- Customers and Marketing".

                                  COMPETITION

    Certain of our customers and potential customers currently use interconnection technologies that compete with TSA suspension assemblies. If our current or potential customers adopt or increasingly move towards competing interconnection technologies, such as deposition circuitry or flexible circuitry, and do not continue to purchase our TSA suspension assemblies, our business, financial condition and results of operations would be materially adversely affected.

    Future technological innovations may reduce demand for disk drives. Data storage alternatives that compete with disk drive-based data storage do exist. These storage alternatives include semiconductor (flash) memory, tape memory and laser (optical and CD) drives. The current core technology for hard disk drive data storage has been the dominant technology in the industry for many years. This technology could be replaced by an alternate technology in the future. Our business, financial condition and results of operations could be materially adversely affected if technology is adopted by the computer industry that replaces disk drives as a computer data storage medium. See "Business -- Competition".

    Some of our competitors manufacture suspension assemblies overseas where their labor costs are significantly lower than our labor costs. If any of these competitors developed and implemented the technology required to produce a suspension assembly similar to the TSA suspension assembly, the product they produce could have a lower overall cost per unit than our cost per unit. As a result of pricing competition, demand for our TSA suspension assemblies could decline. If demand declines, our business, financial condition and results of operations would be materially adversely affected.

                            INTELLECTUAL PROPERTIES

    We attempt to protect our intellectual property rights through patents, copyrights, trade secrets and other measures. We may not, however, be able to protect our technology adequately. In addition, competitors may be able to develop similar technology independently. Our success depends in large part on trade secrets relating to our proprietary manufacturing processes. We seek to protect these trade secrets and our other proprietary technology in part by requiring each of our employees to enter into non-disclosure and non-competition agreements. In these agreements, the employee agrees to maintain the confidentiality of all of our proprietary information and, subject to certain exceptions, to assign to us all rights in any proprietary information or technology made or contributed by the employee during his or her employment. In addition, we regularly enter into non-disclosure agreements with third parties, such as consultants, suppliers and customers. These agreements may, however, be breached, and we may not have an adequate remedy for any such breach. In addition, our competitors may otherwise learn or independently develop our trade secrets.

    We believe that the patents we hold and may obtain are valuable, but they will not independently determine our success. Moreover, patents may not be issued for our pending patent applications, and our issued patents may not be broad enough to protect our technology. We compete in an industry characterized by rapid technological development and innovation. We cannot be sure that a patent will be issued to protect our future technology. Any patent issued to us may be challenged, invalidated, circumvented or infringed. In addition, we have only limited patent rights outside the United States, and the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.

    We and certain users of our products have received, and may receive, communications from third parties asserting patents against us or our customers that may relate to our manufacturing equipment or to our products or to products that include our products as a component. We have not been a party to any such material intellectual property litigation to date. Certain of our customers, however, have been sued on patents having claims closely related to products we sell. If any third party makes a valid infringement claim against us and a license were not available on terms acceptable to us, our business, financial condition and results of operations could be adversely affected.

    We expect that, as the number of patents issued continues to increase, and as we grow, the volume of intellectual property claims made against us or by us could increase. We may need to engage in litigation to:

- enforce patents issued or licensed to us;

- protect against infringement claims from third parties;

- protect trade secrets or know-how owned by us; or

- determine the enforceability, scope and validity of the intellectual property rights of others.

    We could incur substantial costs in such litigation or other similar legal actions, which could have a material adverse effect on our business, financial condition and results of operations. See "Business -- Intellectual Properties".

                     AVAILABILITY OF SOLE SOURCED MATERIALS

    We currently obtain certain types of photoresist, a liquid compound used in the photoetching process, and the stainless steel, copper and polyimide materials that meet our strict specifications, from only one supplier of each such material. If we could not obtain these materials in the necessary quantities, with the necessary quality and at reasonable prices, our business, financial condition and results of operations could be materially adversely affected. Our supplier of stainless steel periodically resets the price of the product we purchase based on fluctuations in the value of the Japanese yen. When it does so, our costs for raw materials may increase. See "Business -- Manufacturing".

               ABILITY TO ATTRACT AND RETAIN QUALIFIED PERSONNEL

    Our ability to conduct business would be impaired if our work force were to be unionized or if many of our specialized or production employees left and could not be replaced by comparable personnel. There are a limited number of qualified engineering and other candidates for our key positions due to the locations of our plants and the broad span and complexity of the technology included in our products and processes.

                            FAVORABLE TAX TREATMENT

    Many of our products are shipped overseas, specifically to the Pacific Rim region. The revenue we earn from these products qualifies for favorable tax treatment due to our Foreign Sales Corporation. If we stop shipping products overseas, if the tax laws change to eliminate the tax benefits of having a Foreign Sales Corporation, or if our Foreign Sales Corporation otherwise loses its favorable tax status, our business, financial condition and results of operations could be materially adversely affected.

                           VOLATILITY OF STOCK PRICE

    The market price of our Common Stock, like that of other companies in the disk drive industry, has fluctuated in the past and is likely to fluctuate in the future. If our revenue or earnings in any fiscal quarter fail to meet the investment community's expectations, the market price of our Common Stock could fall. In addition, the securities markets have experienced significant price and volume fluctuations that are unrelated to our operating results. Future trading prices of our Common Stock may depend on factors beyond our influence such as perceptions of our business and the disk drive industry generally, prevailing interest rates and the market for similar securities. Investors may be unable to resell their shares of our Common Stock at or above the offering price. The volatility of market prices for our Common Stock may limit our ability in the future to raise additional capital. See "Price Range of Common Stock".

                     HIGH LEVERAGE; ABILITY TO SERVICE DEBT

    We incurred $150 million of additional debt in connection with the sale of our 6% Convertible Subordinated Notes due 2005 in March 1998. Our ratio of total debt to total capitalization, including these Convertible Notes, at December 27, 1998 was 47.2%. The Convertible Notes are callable in March 2001 at a per share conversion price of $28.35. Our obligations to pay interest increased substantially as a result of this increased debt.

    Our ability to satisfy our obligations to pay interest and to repay the debt will depend on our future performance. Our performance is subject to prevailing economic conditions and financial, business and other factors, including factors beyond our control. If a substantial portion of our cash flow from operations is used to pay the principal of, and interest on, our debt, such cash flow will not be available to fund future operations and capital expenditures. Our increased debt level also may limit our ability to obtain additional financing to fund future capital expenditures, research and development, working capital, debt service and other general corporate requirements. It could also make us more vulnerable to general economic downturns and competitive pressures. We cannot be sure that our future operating cash flow will be sufficient to fund our future capital expenditure and debt service requirements or to fund our future operations.

                             RESTRICTIVE COVENANTS

    We have entered into a number of financing agreements that contain restrictive financial covenants. These covenants require us to maintain cash availability and to meet certain minimum financial ratios, including, in certain cases, fixed charge coverage, interest coverage and total debt to total capitalization ratios. At December 27, 1998, we were in compliance with all such covenants. Our ability to comply with these covenants depends upon our future operating performance. Our future operating performance depends, in part, on general industry conditions and other factors beyond our control. We cannot be sure that we will be able to comply with these covenants. If we fail to comply with these covenants in the future, we may not be successful in renegotiating the financing agreements or otherwise obtaining waivers of the covenants. If we default under some or all of the financing agreements, our lenders may require that we immediately repay the full outstanding amount we owe to them. In such event, we may have to pursue alternative financing arrangements. If we cannot comply with financial covenants in our financing agreements at the end of any future fiscal quarter, our results of operations and liquidity could be materially adversely affected.

                                YEAR 2000 ISSUE

    Many computer programs, microprocessors and embedded date-reliant systems use two digits rather than four to define the applicable year. Programs and systems that record only the last two digits of the calendar year may not be able to distinguish whether "00" means 1900 or 2000. If not corrected, date-related information and data could cause such programs or systems to fail or to generate erroneous information. Although our products have no inherent time or date function, we use computer systems and programs that will be affected by Year 2000 issues.

    In fiscal 1997, we began a comprehensive Year 2000 readiness program. We believe that we have allocated adequate resources for our Year 2000 compliance efforts, and we do not expect to incur significant expenses to become Year 2000 compliant. We cannot be sure, however, that we will be able to assess, identify and correct all Year 2000 issues in a timely or successful manner. The expenses of our efforts to address such problems, or the expenses or liabilities to which we may become subject as a result of such problems, could have a material adverse effect on our business, financial condition and results of operations.

    We are also currently assessing whether our suppliers are Year 2000 compliant. A delay or failure by our suppliers to become Year 2000 compliant could, in a worst case, interrupt our business and have a material adverse effect on our business, financial condition and results of operation. The revenue stream and financial stability of our customers may be adversely impacted by Year 2000 compliance problems as well, which could cause fluctuations in our revenue and operating results. See our detailed discussion of the Year 2000 issue included in "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Year 2000 Issue".

                                USE OF PROCEEDS

    We estimate the net proceeds to Hutchinson Technology from the sale of the 4,000,000 shares of Common Stock being offered to be approximately $144.9 million ($166.7 million if the underwriters' over-allotment option is exercised in full), at an assumed public offering price of $38.00 per share and after deducting the underwriting discount and estimated offering expenses payable by us.

    We intend to use the net proceeds from this offering for general corporate purposes, primarily capital expenditures related to expansion of TSA suspension assembly production capacity. Pending such uses, we will invest the net proceeds in short-term, income-producing investments. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Liquidity and Capital Resources" and "Business -- Manufacturing".

                          PRICE RANGE OF COMMON STOCK

    Our Common Stock is quoted on the Nasdaq National Market under the symbol "HTCH". The following table sets forth, for the periods indicated, the high and low sale prices per share of the Common Stock as reported on the Nasdaq National
Market:

                                                                               HIGH        LOW
                                                                             ---------  ---------
FISCAL 1997
  Quarter ended December 29, 1996..........................................  $   26.92  $   12.58
  Quarter ended March 30, 1997.............................................      39.00      24.75
  Quarter ended June 29, 1997..............................................      36.88      23.13
  Quarter ended September 28, 1997.........................................      36.50      23.38

FISCAL 1998
  Quarter ended December 28, 1997..........................................  $   36.13  $   18.13
  Quarter ended March 29, 1998.............................................      28.00      19.00
  Quarter ended June 28, 1998..............................................      32.75      21.35
  Quarter ended September 27, 1998.........................................      28.38      12.63

FISCAL 1999
  Quarter ended December 27, 1998..........................................  $   35.25  $   11.88
  Quarter ending March 28, 1999 (through January 6)........................      38.88      32.63

    On January 6, 1999, the last reported sale price of the Common Stock on the Nasdaq National Market was $38.00 per share. As of January 6, 1999, there were 1,069 record holders of the Common Stock.

                                DIVIDEND POLICY

    Hutchinson Technology has never paid any cash dividends on its Common Stock. Hutchinson Technology currently intends to retain any earnings for use in its business and does not anticipate paying cash dividends in the foreseeable future. Certain of our financing agreements contain restrictive covenants which impose limitations on the payment of dividends. See Note 2 of Notes to Consolidated Financial Statements included elsewhere in this prospectus.

                             CORPORATE INFORMATION

    Hutchinson Technology was incorporated in Minnesota in 1965. References in this prospectus to "Hutchinson Technology", "we", "our" and "us" refer to Hutchinson Technology Incorporated and its subsidiaries.

    Hutchinson Technology's principal executive offices are located at 40 West Highland Park, Hutchinson, Minnesota 55350, and our telephone number at that location is (320) 587-3797.

    Information contained on Hutchinson Technology's Web site does not constitute part of this prospectus.

                                 CAPITALIZATION

    The following table sets forth Hutchinson Technology's capitalization as of December 27, 1998 on an actual basis and on an as adjusted basis to give effect to the receipt by Hutchinson Technology of the estimated net proceeds from the sale of 4,000,000 shares of Common Stock at an assumed public offering price of $38.00. You should read this information together with Hutchinson Technology's Consolidated Financial Statements and the notes to those statements included elsewhere in this prospectus.

                                                                                             DECEMBER 27, 1998
                                                                                         -------------------------
                                                                                           ACTUAL     AS ADJUSTED
                                                                                         -----------  ------------
                                                                                              (IN THOUSANDS)
Long-term debt, including current maturities(1):
  6% Convertible Subordinated Notes due 2005...........................................  $   150,000   $  150,000
  Other................................................................................       72,240       72,240
                                                                                         -----------  ------------
                                                                                             222,240      222,240
Shareholders' investment:
  Common Stock, $.01 par value; 45,000,000 shares authorized;
    19,786,229 shares issued and outstanding, actual; and
    23,786,229 shares issued and outstanding, as adjusted(2)...........................          198          238
  Additional paid-in capital...........................................................      153,089      297,949
  Retained earnings....................................................................       95,208       95,208
                                                                                         -----------  ------------
    Total shareholders' investment.....................................................      248,495      393,395
                                                                                         -----------  ------------
      Total capitalization.............................................................  $   470,735   $  615,635
                                                                                         -----------  ------------
                                                                                         -----------  ------------

--------------

(1) For further description of Hutchinson Technology's long-term debt, see Note 2 of Notes to Consolidated Financial Statements included elsewhere in this prospectus.

(2) Excludes 2,294,195 shares issuable upon exercise of options outstanding under Hutchinson Technology's employee benefit plans as of December 27, 1998.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and our Consolidated Financial Statements and the notes to those statements included elsewhere in this prospectus. The selected consolidated financial data set forth below as of September 27, 1998, September 28, 1997, September 29, 1996, September 24, 1995 and September 25, 1994, and for the fiscal years then ended, have been derived from our Consolidated Financial Statements which have been audited by Arthur Andersen LLP. The data as of December 27, 1998 and December 28, 1997, and for the thirteen weeks then ended, is unaudited and, in the opinion of our management, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly our results of operations for the periods then ended and our financial position as of such dates. Operating results for the thirteen weeks ended December 27, 1998 are not necessarily indicative of the results to be expected for the entire fiscal year.

                                                      THIRTEEN WEEKS
                                                          ENDED                           FISCAL YEAR ENDED(1)
                                                    ------------------  ---------------------------------------------------------
                                                    DEC. 27,  DEC. 28,  SEPT. 27,   SEPT. 28,   SEPT. 29,   SEPT. 24,   SEPT. 25,
                                                      1998      1997      1998        1997        1996        1995        1994
                                                    --------  --------  ---------   ---------   ---------   ---------   ---------
                                                       (UNAUDITED)
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales.........................................  $155,275  $ 88,982  $407,616    $453,232    $353,186    $299,998    $238,794
Cost of sales.....................................   121,690    89,478   411,252     335,953     273,616     226,235     199,548
                                                    --------  --------  ---------   ---------   ---------   ---------   ---------
  Gross profit (loss).............................    33,585      (496)   (3,636)    117,279      79,570      73,763      39,246
Research and development expenses.................     4,670     5,161    20,360      20,185      27,651      15,041       8,626
Selling, general and administrative expenses......    12,201    10,269    41,128      44,378      33,716      29,801      22,840
                                                    --------  --------  ---------   ---------   ---------   ---------   ---------
  Income (loss) from operations...................    16,714   (15,926)  (65,124)     52,716      18,203      28,921       7,780
Other income, net.................................       772       567     4,261       4,143       1,158       1,462       1,171
Interest expense..................................    (2,888)     (147)   (4,558)     (3,143)     (2,108)     (2,636)       (995 )
                                                    --------  --------  ---------   ---------   ---------   ---------   ---------
  Income (loss) before income taxes...............    14,598   (15,506)  (65,421)     53,716      17,253      27,747       7,956
Provision (benefit) for income taxes..............     3,065    (4,032)  (17,010)     11,807       3,451       6,669       2,076
                                                    --------  --------  ---------   ---------   ---------   ---------   ---------
  Net income (loss)...............................  $ 11,533  $(11,474) $(48,411)   $ 41,909    $ 13,802    $ 21,078    $  5,880
                                                    --------  --------  ---------   ---------   ---------   ---------   ---------
                                                    --------  --------  ---------   ---------   ---------   ---------   ---------
Basic earnings (loss) per common share............  $   0.58  $  (0.58) $  (2.46)   $   2.29    $   0.84    $   1.31    $   0.37
                                                    --------  --------  ---------   ---------   ---------   ---------   ---------
                                                    --------  --------  ---------   ---------   ---------   ---------   ---------
Diluted earnings (loss) per common share..........  $   0.52  $  (0.58) $  (2.46)   $   2.21    $   0.82    $   1.28    $   0.36
                                                    --------  --------  ---------   ---------   ---------   ---------   ---------
                                                    --------  --------  ---------   ---------   ---------   ---------   ---------
Weighted average common shares outstanding........    19,783    19,629    19,709      18,272      16,350      16,074      15,997
Weighted average common and diluted shares
  outstanding.....................................    25,632    19,629    19,709      18,978      16,806      16,479      16,337

CONSOLIDATED BALANCE SHEET DATA:
Working capital...................................  $103,957  $108,676  $101,114    $173,156    $ 62,102    $ 54,284    $ 51,996
Total assets......................................   556,686   427,179   549,478     429,839     238,983     190,898     151,148
Current liabilities...............................    89,361    80,120    93,171      70,190      46,563      36,208      18,829
Long-term debt, including current maturities and
  convertible subordinated notes..................   222,240    76,854   222,860      78,194      58,945      37,700      40,080
Total shareholders' investment....................   248,495   271,734   236,830     282,958     133,684     119,745      94,619

------------------

(1) Hutchinson Technology operates on a 52 or 53 week fiscal year ending on the last Sunday in September in each year. Fiscal 1998, 1997, 1995 and 1994 contained 52 weeks and fiscal 1996 contained 53 weeks.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

    YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS TOGETHER WITH "SELECTED CONSOLIDATED FINANCIAL DATA" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS BASED ON OUR CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS ABOUT HUTCHINSON TECHNOLOGY AND OUR INDUSTRY. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES. HUTCHINSON TECHNOLOGY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE INDICATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, AS MORE FULLY DESCRIBED IN THE "RISK FACTORS" SECTION AND ELSEWHERE IN THIS PROSPECTUS. HUTCHINSON TECHNOLOGY UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS FOR ANY REASON, EVEN IF NEW INFORMATION BECOMES AVAILABLE OR OTHER EVENTS OCCUR IN THE FUTURE.

                                    GENERAL

    Since the late 1980's, we have derived substantially all of our revenue from the sale of our suspension assemblies. We currently sell over 300 variations of conventional suspension assemblies based on several standard designs for nano- and pico-sized heads. In fiscal 1997, we began volume production of our TSA suspension assemblies.

    The disk drive industry is highly cyclical, with periods of increased demand and rapid growth followed by periods of oversupply and subsequent contraction. Beginning in the third quarter of fiscal 1997 and continuing throughout all of fiscal 1998, total suspension assembly unit sales in the industry declined substantially. Total shipments of our suspension assemblies peaked at 201 million units in the second quarter of fiscal 1997 and declined to 122 million units in the fourth quarter of fiscal 1998. Demand for our conventional suspension assemblies started to recover during the latter part of the fourth quarter of fiscal 1998 and continued to recover in the first quarter of fiscal 1999. In the first quarter of fiscal 1999, we shipped 89 million conventional suspension assemblies. While this is down from the 128 million units shipped in the first quarter of fiscal 1998, it is up from the 83 million units shipped in the fourth quarter of fiscal 1998.

    Demand for our TSA suspension assemblies, which was not adversely affected by the industry slowdown, continues to exceed our production capacity. In fiscal 1998, we shipped 85 million TSA suspension assemblies, up from 8 million units shipped in fiscal 1997. In the first quarter of fiscal 1999, we shipped 55 million TSA suspension assemblies, representing 38% of our total unit volume and a majority of net sales in that period.

    We expect that demand for our conventional suspension assemblies will continue to increase modestly from the levels shipped in the first quarter of fiscal 1999. Overall, however, we will ship fewer conventional suspension assemblies in fiscal 1999 than we shipped in fiscal 1998. At the same time, we anticipate continuing acceptance by the disk drive industry of our TSA suspension assemblies and expect TSA suspension assemblies to account for approximately half of our total unit shipments and a majority of our net sales during fiscal 1999.

    TSA suspension assemblies have a higher average selling price than conventional suspension assemblies because of the improved performance and other benefits they provide to our customers. We rapidly expanded our TSA suspension assembly production capacity in fiscal 1998, but our high-volume production of TSA suspension assemblies was not profitable in that year due to production inefficiencies. With higher volumes, productivity gains and the benefits of premium pricing on a particular program that required an accelerated ramp-up, we produced TSA suspension assemblies profitably in the first quarter of fiscal 1999. We expect further productivity gains as we continue to increase our TSA suspension assembly output. Over time, we expect these gains to result in gross margins that will eventually exceed our historical gross margins on our conventional suspension assemblies.

    Growth in our net sales depends, in part, on the successful expansion of our TSA suspension assembly manufacturing capacity, our manufacturing work force and our corporate infrastructure. To meet current and anticipated future demand for TSA suspension assemblies, we are continuing our planned expansion of TSA suspension assembly production capacity. In the fiscal year ended September 27, 1998, our capital expenditures were approximately $207 million, primarily related to expansion of TSA suspension assembly capacity. We made capital expenditures of $35 million in the first quarter of fiscal 1999. We currently anticipate spending an additional $135 million in capital expenditures during the remainder of fiscal 1999, primarily for expansion of TSA suspension assembly production capacity. We anticipate that we will continue to make significant capital expenditures in fiscal 2000 to further expand our TSA suspension assembly production capacity to accommodate anticipated market growth.

    Our ability to introduce new products on a timely basis is an important factor in our continued success. New products have lower manufacturing yields and are produced in lower quantities than more mature products. Manufacturing yields generally improve as a product matures and production volumes increase. Manufacturing yields also vary depending on the complexity and uniqueness of product specifications. Because our business is capital intensive and requires a high level of fixed costs, gross margins are also extremely sensitive to changes in volume. Small variations in capacity utilization or manufacturing yields generally have a significant impact on gross margins. Both customer demand and our resulting forecasts often fluctuate substantially. These factors, among others, create an environment where scheduled production and capacity utilization can vary significantly from week to week, leading to variability in gross margins.

                             RESULTS OF OPERATIONS

    The following table sets forth our consolidated statements of operations as a percentage of net sales for the periods indicated.

                                                     THIRTEEN WEEKS
                                                          ENDED                  FISCAL YEAR ENDED
                                                   -------------------   ---------------------------------
                                                   DEC. 27    DEC. 28,   SEPT. 27,   SEPT. 28,   SEPT. 29,
                                                     1998       1997       1998        1997        1996
                                                   --------   --------   ---------   ---------   ---------
Net sales.........................................   100%       100%        100%        100%        100%
Cost of sales.....................................    78        101         101          74          77
                                                     ---        ---         ---         ---         ---
  Gross profit (loss).............................    22         (1)         (1)         26          23
Research and development expenses.................     3          5           5           4           8
Selling, general and administrative expenses......     8         12          10          10          10
                                                     ---        ---         ---         ---         ---
  Income (loss) from operations...................    11        (18)        (16)         12           5
Other income, net.................................    --          1           1           1          --
Interest expense..................................    (2)        --          (1)         (1)         --
                                                     ---        ---         ---         ---         ---
  Income (loss) before income taxes...............     9        (17)        (16)         12           5
Provision (benefit) for income taxes..............     2         (4)         (4)          3           1
                                                     ---        ---         ---         ---         ---
  Net income (loss)...............................     7%       (13)%       (12)%         9%          4%
                                                     ---        ---         ---         ---         ---
                                                     ---        ---         ---         ---         ---

THIRTEEN WEEKS ENDED DECEMBER 27, 1998 VS. THIRTEEN WEEKS ENDED DECEMBER 28,
1997

    Net sales for the thirteen weeks ended December 27, 1998 were $155,275,000, an increase of $66,293,000 or 75% compared to the comparable period in fiscal 1998. This increase was primarily a result of substantially higher average selling prices, a substantial portion of which was due to premium pricing on a particular program that required an accelerated ramp-up, and a favorable product mix of more TSA suspension assemblies. Modest increases in overall suspension assembly sales volume also contributed to the increase in sales. The TSA suspension assembly program that we benefited from in the recent quarter is expected to continue into the second fiscal quarter although at substantially lower pricing than we realized in the first fiscal quarter.

    Gross profit for the thirteen weeks ended December 27, 1998 was $33,585,000, compared to a gross loss of $496,000 for the comparable period in fiscal 1998. Gross profit (loss) as a percent of net sales increased from (1)% to 22%, primarily due to the premium pricing described above, improved manufacturing efficiencies on TSA suspension assembly production and higher TSA suspension assembly sales volume.

    Research and development expenses for the thirteen weeks ended December 27, 1998 were $4,670,000 compared to $5,161,000 for the thirteen weeks ended December 28, 1997. The decrease was mainly due to lower medical product development expenses. As a percent of net sales, research and development expenses decreased from 5% in the first quarter of fiscal 1998 to 3% in the first quarter of fiscal 1999.

    Selling, general and administrative expenses for the thirteen weeks ended December 27, 1998 were $12,201,000, an increase of $1,932,000 or 19% compared to the comparable period in fiscal 1998. The increased expenses were due primarily to increased profit sharing and other incentive compensation costs of $2,222,000 and higher depreciation and lease expense of $486,000. These increases were partially offset by a decrease in travel and training expense of $290,000, decreased recruitment and relocation expenses of $288,000 and decreased bad debt expense of $223,000. As a percent of net sales, selling, general and administrative expenses decreased from 12% in the first quarter of fiscal 1998 to 8% in the first quarter of fiscal 1999.

    Other income for the thirteen weeks ended December 27, 1998 was $772,000, an increase of $205,000 from the comparable period in fiscal 1998, primarily due to an increase in interest income as a result of higher average investment balances.

    Interest expense for the thirteen weeks ended December 27, 1998 increased $2,741,000 from the comparable period in fiscal 1998, due to higher average outstanding debt and a decrease in capitalization of interest of $468,000.

    The income tax provision for the thirteen weeks ended December 27, 1998 was based on an estimated effective tax for the fiscal year of 21% which was below the statutory federal rate primarily due to the large portion of sales that qualifies for the benefit of our Foreign Sales Corporation.

    Net income for the thirteen weeks ended December 27, 1998 was $11,533,000, compared to a net loss of $11,474,000 for the comparable period in fiscal 1998. As a percent of net sales, net income (loss) increased from (13)% to 7% primarily due to higher average selling prices and modest sales volume increases as noted above.

FISCAL YEAR ENDED SEPTEMBER 27, 1998 VS. FISCAL YEAR ENDED SEPTEMBER 28, 1997

    Net sales for 1998 were $407,616,000, a decrease of $45,616,000 or 10%
compared to 1997. This decrease was primarily due to decreased suspension assembly volume.

    Gross loss for 1998 was $3,636,000, compared to a gross profit of $117,279,000 for 1997, and gross profit (loss) as a percent of net sales decreased from 26% to (1)%. This decrease was primarily due to lower conventional suspension assembly sales volume and higher manufacturing costs associated with increased TSA suspension assembly production.

    Research and development expenses for 1998 were $20,360,000 compared to $20,185,000 for 1997. A majority of the research and development expenses were used for further TSA product development and for development of our medical product.

    Selling, general and administrative expenses for 1998 were $41,128,000, a decrease of $3,250,000 or 7% compared to 1997. The decreased expenses were due primarily to decreased profit sharing and other incentive compensation costs of $9,349,000 and decreased recruitment and relocation costs of $886,000, partially offset by increased labor expenses of $2,597,000, higher depreciation and lease expense of $1,929,000, fees related to certain financing agreements of $1,535,000 and higher bad debt provision of $1,476,000. As a percent of net sales, selling, general and administrative expenses remained at 10%.

    Interest expense for 1998 was $4,558,000, an increase of $1,415,000 compared to 1997, primarily due to higher average outstanding debt, offset by higher capitalization of interest of $3,820,000.

    The income tax benefit for 1998 was based on an effective tax rate for the year of 26%, which was below the statutory federal rate primarily due to tax credits and the large portion of sales that qualifies for the benefit of our Foreign Sales Corporation.

    Net loss for 1998 was $48,411,000, compared to net income of $41,909,000 for 1997. As a percent of net sales, net income decreased from 9% to (12)% primarily due to the lower sales volume and higher manufacturing costs, noted above.

FISCAL YEAR ENDED SEPTEMBER 28, 1997 VS. FISCAL YEAR ENDED SEPTEMBER 29, 1996

    Net sales for 1997 were $453,232,000, an increase of $100,046,000 or 28%
compared to 1996. This increase was primarily due to increased suspension assembly volume.

    Gross profit for 1997 was $117,279,000, an increase of $37,709,000 or 47% compared to 1996, and gross profit as a percent of net sales increased from 23% to 26%. This increase was primarily due to higher sales volume and improved manufacturing efficiencies.

    Research and development expenses for 1997 were $20,185,000 compared to $27,651,000 for fiscal 1996. The prior year amount includes a $5,500,000 charge related to a technology sharing agreement with IBM and higher development expenses related to production of TSA prototype suspensions.

    Selling, general and administrative expenses for 1997 were $44,378,000, an increase of $10,662,000 or 32% compared to 1996. The increased expenses were due primarily to increased profit sharing and other incentive compensation costs of $7,443,000 and a $1,855,000 increase in labor expenses. As a percent of net sales, selling, general and administrative expenses remained at 10%.

    Other income, net, for 1997 was $4,143,000, an increase of $2,985,000 compared to 1996. The increase is primarily due to an increase of $3,631,000 in interest income as a result of a higher average investment balance, partially offset by a $443,000 increase in royalties paid under licensing agreements.

    Interest expense for 1997 was $3,143,000, an increase of $1,035,000 compared to 1996, primarily due to higher average outstanding debt, partially offset by higher capitalization of interest of $1,740,000.

    The income tax provision for 1997 was based on an effective tax rate for the year of 22% which was below the statutory federal rate primarily due to the large portion of sales that qualifies for the benefit of our Foreign Sales Corporation.

    Net income for 1997 was $41,909,000, an increase of $28,107,000 compared to 1996. As a percent of net sales, net income increased from 4% to 9% primarily due to the higher sales volume and improved manufacturing efficiencies, noted above.

QUARTERLY RESULTS OF OPERATIONS

    The following tables set forth unaudited consolidated quarterly financial data for the periods indicated. We derived this data from unaudited consolidated financial statements and, in the opinion of our management, it includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial results for such periods. Results of operations for any previous fiscal quarter do not necessarily indicate what results may be for any future period.

                                                                                       THIRTEEN WEEKS ENDED
                                                                        --------------------------------------------------
                                                                        DEC. 27,  SEPT. 27,   JUNE 28,  MAR. 29,  DEC. 28,
                                                                          1998      1998        1998      1998      1997
                                                                        --------  ---------   --------  --------  --------
                                                                                           (UNAUDITED)
                                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales.............................................................  $155,275  $116,379    $107,127  $ 95,128  $ 88,982
Cost of sales.........................................................   121,690   118,477     105,472    97,825    89,478
                                                                        --------  ---------   --------  --------  --------
  Gross profit (loss).................................................    33,585    (2,098)      1,655    (2,697)     (496)
Research and development expenses.....................................     4,670     5,023       4,652     5,524     5,161
Selling, general and administrative expenses..........................    12,201     9,852       9,589    11,418    10,269
                                                                        --------  ---------   --------  --------  --------
  Income (loss) from operations.......................................    16,714   (16,973)    (12,586)  (19,639)  (15,926)
Other income, net.....................................................       772     1,306       1,840       548       567
Interest expense......................................................    (2,888)   (2,243)     (1,764)     (404)     (147)
                                                                        --------  ---------   --------  --------  --------
  Income (loss) before income taxes...................................    14,598   (17,910)    (12,510)  (19,495)  (15,506)
Provision (benefit) for income taxes..................................     3,065    (4,648)     (3,260)   (5,070)   (4,032)
                                                                        --------  ---------   --------  --------  --------
  Net income (loss)...................................................  $ 11,533  $(13,262)   $ (9,250) $(14,425) $(11,474)
                                                                        --------  ---------   --------  --------  --------
                                                                        --------  ---------   --------  --------  --------
Basic earnings (loss) per common share................................  $   0.58  $  (0.67)   $  (0.47) $  (0.73) $  (0.58)
                                                                        --------  ---------   --------  --------  --------
                                                                        --------  ---------   --------  --------  --------
Diluted earnings (loss) per common share..............................  $   0.52  $  (0.67)   $  (0.47) $  (0.73) $  (0.58)
                                                                        --------  ---------   --------  --------  --------
                                                                        --------  ---------   --------  --------  --------
Weighted average common shares outstanding............................    19,783    19,778      19,755    19,673    19,629
Weighted average common and diluted shares outstanding................    25,632    19,778      19,755    19,673    19,629

AS A PERCENTAGE OF NET SALES:
Net sales.............................................................       100%      100%        100%      100%      100%
Cost of sales.........................................................        78       102          99       103       101
                                                                        --------  ---------   --------  --------  --------
  Gross profit (loss).................................................        22        (2)          1        (3)       (1)
Research and development expenses.....................................         3         4           4         6         5
Selling, general and administrative expenses..........................         8         8           9        12        12
                                                                        --------  ---------   --------  --------  --------
  Income (loss) from operations.......................................        11       (14)        (12)      (21)      (18)
Other income, net.....................................................        --         1           2         1         1
Interest expense......................................................        (2)       (2)         (2)       --        --
                                                                        --------  ---------   --------  --------  --------
  Income (loss) before income taxes...................................         9       (15)        (12)      (20)      (17)
Provision (benefit) for income taxes..................................         2        (4)         (3)       (5)       (4)
                                                                        --------  ---------   --------  --------  --------
  Net income (loss)...................................................         7%      (11)%        (9)%      (15)%      (13)%
                                                                        --------  ---------   --------  --------  --------
                                                                        --------  ---------   --------  --------  --------


                                                                        SEPT. 28,   JUNE 29,  MAR. 30,  DEC. 29,
                                                                          1997        1997      1997      1996
                                                                        ---------   --------  --------  --------

CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales.............................................................  $100,354    $121,713  $124,259  $106,906
Cost of sales.........................................................    86,046      88,534    85,579    75,794
                                                                        ---------   --------  --------  --------
  Gross profit (loss).................................................    14,308      33,179    38,680    31,112
Research and development expenses.....................................     5,028       4,671     4,747     5,739
Selling, general and administrative expenses..........................     9,457      11,955    12,048    10,918
                                                                        ---------   --------  --------  --------
  Income (loss) from operations.......................................      (177)     16,553    21,885    14,455
Other income, net.....................................................     1,217       1,759       861       306
Interest expense......................................................      (517)       (759)   (1,009)     (858)
                                                                        ---------   --------  --------  --------
  Income (loss) before income taxes...................................       523      17,553    21,737    13,903
Provision (benefit) for income taxes..................................       112       3,855     5,054     2,786
                                                                        ---------   --------  --------  --------
  Net income (loss)...................................................  $    411    $ 13,698  $ 16,683  $ 11,117
                                                                        ---------   --------  --------  --------
                                                                        ---------   --------  --------  --------
Basic earnings (loss) per common share................................  $   0.02    $   0.70  $   0.95  $   0.68
                                                                        ---------   --------  --------  --------
                                                                        ---------   --------  --------  --------
Diluted earnings (loss) per common share..............................  $   0.02    $   0.68  $   0.91  $   0.65
                                                                        ---------   --------  --------  --------
                                                                        ---------   --------  --------  --------
Weighted average common shares outstanding............................    19,585      19,531    17,610    16,361
Weighted average common and diluted shares outstanding................    20,334      20,276    18,415    17,120
AS A PERCENTAGE OF NET SALES:
Net sales.............................................................       100%        100%      100%      100%
Cost of sales.........................................................        86          73        69        71
                                                                        ---------   --------  --------  --------
  Gross profit (loss).................................................        14          27        31        29
Research and development expenses.....................................         5           3         3         5
Selling, general and administrative expenses..........................         9          10        10        10
                                                                        ---------   --------  --------  --------
  Income (loss) from operations.......................................        --          14        18        14
Other income, net.....................................................         2           1
Interest expense......................................................        (1)         (1)       (1)       (1)
                                                                        ---------   --------  --------  --------
  Income (loss) before income taxes...................................         1          14        17        13
Provision (benefit) for income taxes..................................         1           3         4         3
                                                                        ---------   --------  --------  --------
  Net income (loss)...................................................         0%         11%       13%       10%
                                                                        ---------   --------  --------  --------
                                                                        ---------   --------  --------  --------

                        LIQUIDITY AND CAPITAL RESOURCES

    Our principal sources of liquidity are cash and cash equivalents, securities available for sale, cash flow from operations and additional financing capacity. As of December 27, 1998, we did not have available a revolving credit or other similar borrowing facility. On December 31, 1998, we signed a financing agreement with The CIT Group/Business Credit, Inc., establishing a $50,000,000 credit facility secured by our accounts receivable and inventory.

    Our cash and cash equivalents increased from $58,942,000 at September 27, 1998 to $71,075,000 at December 27, 1998. We generated cash from operating activities of $46,102,000 for the thirteen weeks ended December 27, 1998.

    In fiscal 1998, our cash and cash equivalents fluctuated significantly. Cash and cash equivalents decreased from $98,340,000 at September 28, 1997 to $36,069,000 at December 28, 1997, increased to $160,549,000 at March 29, 1998, decreased to $107,924,000 at June 28, 1998 and further decreased to $58,942,000 at September 27, 1998. Cash used for capital expenditures totaled $206,888,000 in fiscal 1998 and $35,397,000 in the first quarter of fiscal 1999. We financed these capital expenditures primarily through the issuance of $150,000,000 in aggregate principal amount of Convertible Subordinated Notes. The capital expenditures we made in fiscal 1998 were primarily related to:

- expansion of TSA suspension assembly production capacity, including manufacturing and support equipment;

- construction costs for our Sioux Falls, South Dakota plant; and

- construction of an expansion to our Hutchinson, Minnesota plant.

    The capital expenditures we made in the first quarter of fiscal 1999 were primarily related to continued expansion of our TSA suspension assembly production capacity.

    We currently anticipate spending an additional $135,000,000 during the remainder of fiscal 1999 and significant amounts thereafter, primarily for continued expansion of TSA suspension assembly production capacity and new technologies, production capacity and infrastructure to accommodate anticipated market growth. In addition, the sale of our Convertible Subordinated Notes in March 1998 increased our ratio of total debt to total capitalization to 47.2% at December 27, 1998. Our obligations to pay interest increased substantially as a result of this increased debt. To the extent that a substantial portion of our cash flow from operations is used to pay the principal of, and interest on, our debt, such cash flow will not be available to fund future operations and capital expenditures.

    We currently believe that the net proceeds from this offering, our cash and cash equivalents, cash generated from operations and our existing credit facility will be sufficient to meet our operating expenses, debt service requirements and capital expenditures through fiscal 1999. We believe that we may require significant additional external financing to meet our capital requirements beyond fiscal 1999. We expect to pursue additional debt or equity financing to supplement the capital resources we will have after we complete this offering. Our ability to obtain additional financing will depend upon a number of factors, including our future performance and financial results and general economic and capital market conditions. Moreover, certain of our existing debt agreements contain covenants which may restrict our ability to accept certain types of financing. We cannot be sure that we will be able to raise additional capital on reasonable terms or at all.

                                YEAR 2000 ISSUE

    The Year 2000 issue is the result of computer programs, microprocessors and embedded date-reliant systems using two digits rather than four to define the applicable year. If not corrected, date-related information and data could cause many programs or systems to fail or to generate erroneous information. Our products have no inherent time or date function. Our products will operate regardless of the Year 2000 issue. However, we use computer systems and programs that will be affected by Year 2000 issues.

    In fiscal 1997, we began a comprehensive Year 2000 readiness program. The program addressed:

- business software and hardware;

- manufacturing software and hardware used in the design, and/or manufacturing of suspension assemblies; and

- third party suppliers.

Although we do not currently expect any significant disruption to our operations due to Year 2000 issues, we cannot be sure that we will be able to assess, identify and correct all Year 2000 issues in a timely or successful manner.

    We completed remediation of our key business software in November 1997. These key applications include purchased applications that address, but are not limited to:

- sales and order processing;

- resource planning and scheduling;

- procurement;

- inventory control;

- shipping; and

- financial accounting and reporting.

We will complete additional testing of these systems during fiscal 1999 using "data-aging" software.

    We completed an enterprise-wide inventory in May 1998 of all other business software and hardware with potential Year 2000 issues. The inventory included approximately 460 purchased and internally-developed business and desktop software programs or packages. We consider 350 of these software programs or packages critical. The inventory also included over 3,000 pieces of hardware, including personal computers, servers and network devices. We have analyzed all of the critical business and desktop software and substantially all of the hardware included in the inventory for the existence and extent of Year 2000 issues. As of December 27, 1998, approximately 70% of the critical software and approximately 85% of the hardware was Year 2000 compliant. We believe that all of the critical business software and hardware included in the inventory will be Year 2000 compliant by September 1999.

    We completed an enterprise-wide inventory in May 1998 of all manufacturing software, hardware and embedded-chip technology with potential Year 2000 issues. The inventory included:

- all equipment and software used to design, build and test tools and machines;

- all tools and machines used to design, build and test suspension assemblies;
  and

- software and equipment for all facility systems.

    We expect to complete analysis of all of the items included in the inventory for the existence and extent of Year 2000 issues in January 1999. As of December 27, 1998, approximately 35% of such manufacturing software, hardware and embedded-chip technology was Year 2000 compliant. We believe that all manufacturing software, hardware and embedded-chip technology will be Year 2000 compliant by September 1999.

    We are assessing our suppliers whose failure to become Year 2000 compliant in a timely manner, if at all, could have a material adverse effect on us. We distributed questionnaires on Year 2000 compliance status (and follow-up letters, as necessary) to over 200 of our suppliers. We currently are reviewing supplier responses and initiated follow-up activities in December 1998 to evaluate, or mitigate, potential risks associated with such suppliers due to Year 2000 issues.

    As of December 27, 1998, the costs we have incurred for Year 2000 compliance efforts have not been material. We currently estimate incurring an additional $1,500,000 for Year 2000 remediation efforts. The projected costs of the Company's Year 2000 compliance efforts are based on our best estimates, which were derived using assumptions about future events.

These estimates may change as our efforts proceed and actual results could differ significantly from current plans.

    Although we expect to complete our Year 2000 remediation in 1999, there are risks if our efforts are delayed or fail. A delay or failure in remedying a Year 2000 issue, caused by computer hardware or software errors, or our failure to be, or suppliers who may not be, Year 2000 compliant could, in a worst case, interrupt our business. Any interruption in our business could have a material adverse effect on our business, financial condition and results of operations depending upon the extent and duration of the interruption.

    We will begin to develop contingency plans for Year 2000 readiness in March 1999 to ensure that back-up processes are in place if we are unable to complete remediation efforts by December 31, 1999. We expect to complete these contingency plans by September 1999, but we cannot be sure that we will complete such plans, or that any such plans will address all risks that may actually arise.

                                    BUSINESS

                             HUTCHINSON TECHNOLOGY

    Hutchinson Technology Incorporated was incorporated in 1965 in Minnesota. We are the world's leading supplier of suspension assemblies for hard disk drives. We estimate that we currently produce 70% (plus or minus 10 percentage points) of all suspension assemblies sold worldwide to disk drive manufacturers and their suppliers, including recording head manufacturers. We supply nearly all major domestic and many foreign-based users of suspension assemblies, including:

-          Applied Magnetics    -          Samsung

-          IBM and its          -          Seagate Technology
           affiliates

-          Maxtor               -          Toshiba

-          Quantum              -          Western Digital

-          Read-Rite            -          Yamaha

-          SAE Magnetics/TDK

During our fiscal year ended September 27, 1998, we shipped 516 million suspension assemblies, and in the fiscal quarter ended December 27, 1998, we shipped 144 million suspension assemblies.

    Suspension assemblies are critical components of hard disk drives. The suspension assembly holds the recording head in position above the spinning magnetic disks. We manufacture our suspension assemblies with proprietary technology and processes to uniform and precise specifications that are critical to maintaining the necessary microscopic clearance between the head and disk.

    We developed our leadership position through substantial investment in research, development and design activities coupled with significant investments in proprietary manufacturing equipment and production capacity. We have maintained this position through multiple technology transitions in the disk drive industry over the past decade, including the transition from thin-film inductive recording heads to magneto-resistive ("MR") and giant magneto-resistive ("GMR") recording heads, and the transition from micro- to nano-to pico-sized recording heads.

    Our focus is to continue to develop suspension assemblies which address the rapidly changing requirements of the hard disk drive industry. We designed our TSA suspension assemblies to satisfy both the new electrical connectivity requirements of the disk drive industry and the changing market demands and performance standards required by our customers. TSA suspension assemblies integrate thin electrical conductors in the suspension. The conductors replace the fine wires used in conventional assemblies to connect the recording head to the drive's electronic circuitry. These wires interfere with the recording head's flying performance. By eliminating this interference, TSA suspension assemblies offer our customers the opportunity to enhance drive performance. We believe TSA suspension assemblies also enable our customers to improve yields and throughput, eliminate manufacturing steps and expand the use of automated assembly processes. We believe these benefits can lower our customers' overall production costs.

    We anticipate continuing acceptance by the disk drive industry of our TSA suspension assemblies. In the first fiscal year of volume manufacturing of TSA suspension assemblies (our fiscal year ended September 28, 1997), we shipped 8 million TSA suspension assemblies, representing 1% of total unit volume shipped. In our fiscal year ended September 27, 1998, we shipped 85 million TSA suspension assemblies, representing 16% of our total unit volume shipped. In the fiscal quarter ended December 27, 1998, we shipped 55 million TSA suspension assemblies, representing 38% of total unit volume shipped. We believe our TSA suspension assemblies, and the related follow-on features we are currently developing, will become a disk drive industry standard platform onto which multiple features can be integrated.

INDUSTRY BACKGROUND

    MARKET GROWTH. International Data Corporation ("IDC") estimates in a November 1998 report that annual shipments of disk drives would reach approximately 139 million in 1998 and grow to approximately 247 million in 2002. Disk drive industry growth continues to be driven by such factors as:

- the growing use of desktop PCs, workstations, portable computers and enterprise computing and storage;

- the increasing amount of memory required for software program storage; and

- the continuing accumulation of data.

    In addition, demand for additional storage capacity will be driven by:

- the increasing use of disk drives for non-computer applications such as voice mail and video data;

- the expansion of storage-intensive data warehousing, Internet and intranet applications; and

- the simultaneous use of multiple small disk drives, such as systems using Redundant Arrays of Inexpensive Disks.

    Certain factors have caused disk drive component sales to grow faster than sales of disk drives. First, the demand for very high capacity disk drives, such as those used in network servers, has grown faster than the overall demand for disk drives. Each high capacity disk drive typically contains four to ten disks, and therefore eight to twenty recording heads and suspension assemblies. Disk drives in desktop PCs, on the other hand, typically contain one to three disks, and therefore two to six recording heads and suspension assemblies. Second, industry transitions from thin-film inductive recording heads to MR heads, which are significantly more sensitive than thin-film inductive heads in reading data from disks with higher areal densities, and from nano-sized heads to the smaller pico-sized heads, have reduced initial production yields of the head and disk drive manufacturers. Because a significant portion of yield reduction on recording heads occurs after the head is bonded onto the suspension assembly, low yields often result in increased demand for suspension assemblies to achieve desired disk drive shipment levels.

    CYCLICALITY. The disk drive industry is highly cyclical, with periods of increased demand and rapid growth followed by periods of oversupply and subsequent contraction. Total suspension assembly unit sales in the industry declined due to a slowdown in component demand which began in the third quarter of fiscal 1997 and continued throughout all of fiscal 1998. We believe the slowdown occurred because:

- drive and recording head manufacturers decreased component purchases to lower inventory levels;

- server and desk-top system demand was somewhat softer;

- some major personal computer companies started to use build-to-order manufacturing, which decreased their required disk drive inventory levels; and

- data density improvements reduced slightly the average number of suspension assemblies required per drive (from slightly over 5 to approximately 4.8 suspension assemblies).

    Total shipments of our suspension assemblies decreased from a peak of 201 million shipped in our fiscal quarter ended March 30, 1997 to a low of 122 million shipped in our fiscal quarter ended September 27, 1998. In our fiscal quarter ended December 27, 1998, we shipped 144 million suspension assemblies.

    Despite the recent slowdown in component demand, we believe that end-user demand for storage capacity continues to grow and that no fundamental shift in technology away from disk drive storage has occurred. New computer technology and applications continue to require storage devices with increased capacity and functionality. Industry demand for our conventional suspension assemblies started to recover along with the disk drive industry during the latter part of our fiscal quarter ended September 27, 1998 and continued to recover in our fiscal quarter ended December 27, 1998. We expect that conventional suspension assembly shipments in fiscal 1999 will trail those of fiscal 1998, as our product mix continues to shift towards our TSA suspension assemblies. Demand for our TSA suspension assemblies, which we believe has not been adversely affected by the industry slowdown, has continued to rise, and we expect this trend to continue as the disk drive industry moves to adopt the TSA suspension assembly platform.

    COMPONENTS OF DISK DRIVES. All hard disk drives incorporate the same basic technology. The principal components of a hard disk drive are:

- recording disk media;

- a motor assembly;

- the control electronics; and

- a head stack assembly.

    A head stack assembly consists of multiple magnetic recording heads attached by suspension assemblies to the actuator arm. Each disk drive contains a motor assembly to which one or more (up to thirteen) hard disks are attached. The motor assembly rotates the disks at high speeds in extremely close proximity to the magnetic recording heads. Each recording head is attached to a suspension assembly. Typically two recording heads (one for each side of the disk), and therefore two suspension assemblies, are used with each disk in the disk drive.

    Suspension assemblies hold the magnetic recording heads in position as the disks rotate at speeds up to 10,000 rpm. The microscopic height at which the magnetic head "flies" above the disk is a major determinant of disk drive performance and data storage capacity. A typical nominal flying height is about one millionth of an inch (a sheet of paper is approximately 3,000 millionths of an inch thick). Suspension assemblies are a significant factor in controlling the critical flying height of the head above the disk and maintaining the position of the head on the tracks of data.

    The design of suspension assemblies is driven by the increasing performance requirements of new disk drives. These performance requirements include reduced data access time, increased data storage density, smaller recording heads and technology incorporated in the type of recording head used. Technological advances in disk drives generally require suspension assemblies with specialized design, expanded functionality and greater precision.

    Hard disk drive storage capacity increases as areal density increases. Areal density measures the amount of data that can be recorded on a given surface area of a disk. Areal density has been improved by:

- using new recording head types such as MR and GMR heads;

- lowering the fly height of the recording head;

- using smaller recording heads with advanced air bearing designs; and

- improving other drive components such as motors and media.

    The process of using fine electrical wires with conventional suspension assemblies to attach the smaller head to the rest of the drive's electronic circuitry is difficult and costly. This attachment process also involves greater risk of handling damage and the electrical wires interfere with the head's performance.

    We have developed our TSA suspension assemblies, which integrate electrical conductors in the suspension, to address the difficulties inherent in the current wire attachment process. As a result, we believe that the disk drive industry is rapidly adopting the TSA suspension assembly platform.

STRATEGY

    We intend to maintain our position at the forefront of suspension assembly technology transitions, as we have over the past decade, by developing and delivering industry standard solutions to industry-wide technological challenges. We design and develop suspension assemblies which meet the higher performance specifications of disk drive manufacturers. We are committed to reliably producing suspension assemblies in high volume, with specialized design, expanded functionality and greater precision. We increasingly focus on assisting disk drive manufacturers to reduce their time to market with new drives by designing and developing suspension assemblies and the processes to manufacture them in advance of market needs. Key elements of our strategy include:

    DEVELOP AND DELIVER INDUSTRY STANDARD SOLUTIONS. Our TSA suspension assembly is rapidly becoming accepted as the industry standard as the disk drive industry moves to smaller pico-sized MR heads. Our TSA suspension assemblies offer customers an integrated solution to industry-wide manufacturing problems posed by smaller pico-sized MR heads. We believe TSA suspension assemblies enable customers to:

- improve yields and throughput;

- eliminate manufacturing steps; and

- expand the use of automated assembly processes.

    We believe these benefits can lower our customers' overall costs of production. We believe that our TSA suspension assemblies will provide an industry standard component platform onto which multiple features that enhance hard disk drive performance can be integrated.

    MANUFACTURE HIGH VOLUME PRECISION PRODUCTS. We believe our leadership position is based on our volume production capacity and the precision of our suspension assemblies as well as our design expertise. To provide suspension assemblies in high volumes and with the precision required by our customers, we have developed advanced process and measurement systems as part of the design of our automated production equipment. We have adopted an integrated and flexible manufacturing approach that closely couples design, tooling and manufacturing. We are able to respond rapidly to changes in the volume and product mix demands of our customers because of our integrated manufacturing approach.

    MAINTAIN TECHNOLOGY LEADERSHIP WITH CUSTOMER-FOCUSED ENGINEERING. Our engineers and sales force work in joint design teams with the engineering staffs of our customers to develop suspension assemblies that address individual customer requirements. Through our customer relationships, we gain substantial insight into industry trends. We are then able to provide advanced suspension assembly designs which may be designed into future generations of disk drives.

    LEAD INDUSTRY TECHNOLOGY TRANSITIONS. We have been at the forefront of multiple technology transitions in the disk drive industry over the past decade. We intend to remain a technological leader by identifying emerging industry trends and responding with solutions in advance of market needs. In prior industry transitions, such as the rapid move from micro-to the smaller nano-sized heads in 1993, and in the current more gradual move from nano-to even smaller pico-sized heads, we developed innovative design and manufacturing solutions in advance of our competitors. Although many drive manufacturers are just now moving to pico-sized heads, we were initially qualified in a pico program in 1994, and we are qualified currently in nineteen pico-design drive programs. To continue to lead industry technology transitions, we are now developing follow-on features for our TSA suspension assemblies, including second stage actuators and preamplifiers. We believe these new follow-on features should enable drive manufacturers to continue to achieve improved drive performance and increased data storage capacity.

                                    PRODUCTS

    We manufacture conventional suspension assemblies, TSA suspension assemblies, suspension assembly components and certain other products. We have developed significant proprietary capabilities in the design and production of suspension assemblies for both current and emerging disk drive designs. We have been in the forefront of industry technology transitions by developing improved suspension assemblies in anticipation of several market shifts to new generations of smaller magnetic heads (mini-to-micro, micro-to-nano and nano-to-pico). To help develop prototype suspension assemblies, we maintain a test laboratory and computerized systems to simulate and analyze suspension assembly designs. Our ability to predict and modify suspension assembly performance is especially important as we develop suspension assemblies for high capacity drives and drives with low access times.

CONVENTIONAL SUSPENSION ASSEMBLIES

    We currently are able to produce over 300 variations of conventional suspension assemblies based on several standard designs for the nano and pico platforms. This capability permits us to assist customers in their design efforts and to rapidly modify our standard designs to meet the varied and changing requirements of specific customers. We believe our integrated manufacturing approach, closely coupling design, tooling and manufacturing, gives us a competitive advantage because we can quickly supply conventional suspension assembly prototypes and commence volume manufacturing. This manufacturing approach allows us to rapidly shift tooling in our conventional suspension assembly production units to respond to fluctuating product mix. This approach also helps us to minimize the size of our finished goods inventory.

TSA SUSPENSION ASSEMBLIES

    TSA suspension assemblies include a thin electrical conductor of etched copper that is integrated into the suspension and connects directly with the recording head. The integral etched copper leads of our TSA suspension assembly are pre-positioned on the suspension assembly from the head region through the length of the suspension and, in some cases, along the actuator. We believe this electrical integration will be a key feature of suspension assemblies in improving performance and lowering costs for disk drive manufacturers. As a result, we anticipate continuing acceptance by the disk drive industry of our TSA suspension assemblies.

    TSA suspension assemblies fulfill a customer need arising from the convergence of two industry trends. First, the industry is migrating toward the use of smaller recording heads, such as pico-sized heads. More pico heads can be produced from an individual silicon wafer, thus lowering head costs. In addition, smaller heads enable increases in data density and improvements in drive performance. It is, however, more difficult to connect these smaller heads to the rest of a disk drive's electronic circuitry.

    Second, the industry is moving to adopt MR recording heads. MR heads offer certain performance advantages over inductive heads. They also require the attachment of additional electrical wires, which makes wire alignment and termination more difficult.

    Our TSA suspension assemblies solve many of the manufacturing problems posed by the industry move to pico-sized heads and MR technology. TSA suspension assemblies replace conventional wires with etched copper leads integrated in the suspension. The leads are correctly aligned and ready for head attachment. This enables manufacturers to reduce the manual labor required to attach the head to the suspension, expand the use of automated assembly processes, improve yields and throughput and enhance performance by eliminating wires that can interfere with proper head flying position. We believe these benefits translate into lower capital investment, reduced labor and lower overall costs for our customers.

    We introduced TSA suspension assemblies to customers and began shipping electrically functional engineering samples in the first half of fiscal 1996. During the first fiscal year of volume manufacturing of our TSA suspension assemblies (our fiscal year ended September 28, 1997), we shipped 8 million TSA suspension assemblies. In the fiscal year ended September 27, 1998, we shipped 85 million TSA suspension assemblies. TSA suspension assemblies accounted for 1% of our fiscal 1997 unit shipments and 16% of our fiscal 1998 unit shipments. In the fiscal quarter ended December 27, 1998, we shipped 55 million TSA suspension assemblies, representing 38% of total unit volume shipped in that period. We expect TSA suspension assemblies will account for approximately half of our total unit shipments during fiscal 1999.

SUSPENSION ASSEMBLY COMPONENTS

    In fiscal 1998, in response to customer desire for second sources for TSA suspension assembly components, we started selling component-level parts, primarily flexures for TSA suspension assemblies, to competing suspension assembly manufacturers. We believe these component sales will speed the adoption of TSA suspension assemblies as an industry-wide platform. As demand for TSA suspension assemblies increases, our customers will have additional sources of supply for critical suspension assemblies.

PRODUCTS UNDER DEVELOPMENT

    We believe we can adapt TSA suspension assemblies to future developments in disk drive design and manufacturing. We are developing TSA suspension assembly variations that offer promising solutions to the challenges posed by increasing disk drive capacity and areal density. As the number of data tracks per disk increases to achieve increased areal density (tracks are expected to increase from the current 5,000 per inch to

20,000 or more per inch within the next few years), recording heads must be positioned above data tracks with more precision than current disk drive technology allows. A TSA suspension assembly incorporating a second stage actuator could provide the degree of precision required to properly position the head over a data track as track densities increase.

    Similarly, an increase in areal density achieved by increasing the number of data bits recorded per linear inch on each data track will require preamplification to overcome signal to noise problems that occur as bit density increases. Electrical termination pads incorporated in a TSA suspension assembly provide a means of positioning a preamplifier closer to the recorded data to reduce the signal to noise problem. We are developing additional variations for other TSA suspension assembly products. We anticipate that TSA suspension assemblies and these related follow-on features will result in TSA products becoming a disk drive industry standard platform.

    We also are developing products for the medical devices market. In February 1998, we received FDA clearance for marketing in the U.S. a monitor that measures the percentage of oxygenated blood in tissue. The monitor is now the subject of clinical trials at several hospitals. We do not expect any medical-related revenue in fiscal 1999. We cannot be sure that our efforts will result in marketable products. Even if we are able to develop marketable products, they may not generate significant revenue.

                                 MANUFACTURING

    Our manufacturing strategy is to enhance our ability to reliably produce suspension assemblies in high volume and with the precision required by our customers. We have therefore developed advanced process and measurement systems as part of the design of our automated production equipment. We have also invested in additional manufacturing plants and equipment. We adopted an integrated manufacturing approach that closely couples design, tooling and manufacturing. This integrated approach has helped us to develop, implement and produce in high-volume new suspension assembly products. Effective use of this integrated approach, together with our investment in equipment, has improved our production yields and efficiency, and has helped reduce our manufacturing costs.

    A suspension assembly consists of two or three components that are laser welded together. Alignment, adjustment and freedom from imperfections and contaminants are of critical importance. Our products require several manufacturing processes, each dependent on different technical disciplines, to ensure the high degree of precision and process control necessary to meet strict customer tolerances and other requirements. We developed sophisticated proprietary manufacturing processes and controls, and related equipment, which are essential to the precision and reliability of our products. The manufacturing processes we use include photoetching, stamping, plasma etching, plating, precision forming, laser welding and ultra-cleaning. The photoetching of the components, the laser-welding operations which fuse the components together and subsequent processing steps are subject to stringent specifications and controls. We monitor and control these processes through real-time statistical process analysis to track critical parameters, and take corrective action as required.

    To meet current and anticipated future demand for TSA suspension assemblies, we are continuing our planned expansion of TSA suspension assembly production capacity. In the fiscal year ended September 27, 1998, our capital expenditures were approximately $207 million, primarily related to expansion of TSA suspension assembly capacity. We currently anticipate spending approximately $170 million in capital expenditures during fiscal 1999, primarily for expansion of TSA suspension assembly production capacity. We anticipate that we will continue to make significant capital expenditures in fiscal 2000 to further expand our TSA suspension assembly production capacity and to accommodate anticipated market growth.

    We obtain our raw materials through multiple sources of supply, with the following exceptions. We currently obtain certain types of photoresist, a liquid compound used in the photoetching process, and the stainless steel, copper and polyimide materials that meet our strict specifications, from only one supplier of each such material. To protect against the adverse effect of a short-term supply disruption, we maintain several weeks' supply of these materials. If we could not obtain these materials in the necessary quantities with the necessary quality and at reasonable prices, our business, financial condition and results of operations could be materially adversely affected.

    Our production processes require us to store, use and dispose of chemicals that are considered hazardous under applicable federal and state laws. We must handle these chemicals in accordance with a variety of regulatory requirements. If an accident occurred and resulted in significant personal injury or environmental damage, our business, financial condition and results of operations could be materially adversely affected.

                            RESEARCH AND DEVELOPMENT

    We participate in an industry that is subject to rapid technological change. Our ability to remain competitive depends on, among other things, our ability to anticipate such change and to continue our close working relationships with the engineering staffs of our customers. As a result, we have devoted and will continue to devote substantial resources to product development and process engineering efforts. As of December 27, 1998, we employed 870 engineers and technicians who are responsible for implementing new technologies as well as process and product development and improvements.

    Our expenses for product development and process engineering amounted to $12.8 million in our fiscal quarter ended December 27, 1998, and $52.2 million in fiscal 1998, $48.2 million in fiscal 1997 and $51.2 million in fiscal 1996. Of those amounts, we classified as research and development expenses $4.7 million in our fiscal quarter ended December 27, 1998, and $20.4 million in fiscal 1998, $20.2 million in fiscal 1997 and $27.7 million in fiscal 1996. The remaining amounts were included in cost of goods.

    Our current research and development efforts are directed principally to continue development of our TSA suspension assemblies and related follow-on features. We believe these efforts will address the ongoing technological advances in the disk drive industry, including changing head size, performance standards and electrical connectivity requirements for disk drives.

    We entered into a Technology Transfer and Development Agreement (the "Technology Agreement") and a non-exclusive Patent License Agreement with IBM during fiscal 1995. Under the Technology Agreement, IBM made available to us the results of many years of research by IBM into a new integrated lead suspension technology used in our TSA suspension assemblies. We also had devoted substantial efforts independent of IBM to the research and development of an integrated lead suspension, and we contributed our existing TSA suspension assembly technology to the joint effort. As of December 27, 1998, we had paid $5.5 million to IBM and we will pay to IBM an additional $2.5 million in the quarter ending March 28, 1999. We have already recorded all of these payments as an expense. In addition, we have paid certain royalties to IBM and will pay additional royalties in the future to IBM under the Technology Agreement.

    Our research and development expenses allocated to medical devices were $443,000 in our fiscal quarter ended December 27, 1998, and $3.2 million in fiscal 1998, $2.7 million in fiscal 1997 and $2.0 million in fiscal 1996. We anticipate research and development expenses allocated to medical devices of approximately $3.0 million in fiscal 1999. Our efforts, however, may not result in marketable products. Even if we are able to develop marketable products, they may not generate significant revenue.

                            CUSTOMERS AND MARKETING

    We sell our products principally through our eleven-member account management team which operates primarily from our Hutchinson, Minnesota headquarters. We have one account manager in Europe and, through a subsidiary, one account manager and six technical representatives in Asia. We sell our products to original equipment manufacturers for use in their products and to subassemblers who sell to original equipment manufacturers. Our account management team is organized by individual customer, and we initiate contacts typically with both the customer's purchasing agent and its engineers. Our engineers and account management team together actively participate in the selling process and maintain customer relationships.

    We supply nearly all domestic and many foreign-based manufacturers of hard disk drives and manufacturers of recording heads used in such drives. The following table shows our five largest customers as a percentage of net sales.

                                            THIRTEEN WEEKS
                                                 ENDED                  FISCAL YEAR ENDED
                                          -------------------   ---------------------------------
                                          DEC. 27,   DEC. 28,   SEPT. 27,   SEPT. 28,   SEPT. 29,
                                            1998       1997       1998        1997        1996
                                          --------   --------   ---------   ---------   ---------
IBM and affiliates......................     36%        13%        20%         12%          9%
SAE Magnetics, Ltd./TDK.................     18         27         26          13          14
Yamaha Corporation......................     14         12         10          14          16
Seagate Technology Incorporated.........     10         17         18          33          35
Read-Rite Corporation...................      7         19         10          14          13

    Sales to our five largest customers constituted 85% of net sales for our fiscal quarter ended December 27, 1998, and 84% of our net sales for fiscal 1998, 86% of our net sales for fiscal 1997 and 87% our of net sales for fiscal 1996. Significant portions of our revenue may be indirectly attributable to large manufacturers of disk drives, such as Quantum Corporation, Toshiba Corporation and Western Digital Corporation, which may purchase recording head assemblies from several different recording head manufacturers that use our suspension assemblies. We expect to continue to depend upon a limited number of customers for a substantial majority of our sales, given the relatively small number of hard disk drive and recording head manufacturers. Our results of operations could be materially adversely affected if a major customer significantly reduced its orders for our products.

    Sales to foreign-based enterprises totaled $59.4 million for our fiscal quarter ended December 27, 1998, and $167.8 million for fiscal 1998, $88.5 million for fiscal 1997 and $63.9 million for fiscal 1996. Sales to foreign subsidiaries of U.S. corporations totaled $23.5 million for our fiscal quarter ended December 27, 1998, and $47.9 million for fiscal 1998, $83.8 million for fiscal 1997 and $51.6 million for fiscal 1996. The majority of these sales were to the Pacific Rim region. In addition, we have significant sales to U.S. corporations which use our products in their offshore manufacturing sites.

                                    BACKLOG

    We generally sell our products pursuant to purchase orders rather than long-term contracts. Our backlog of purchase orders was $101.9 million at December 27, 1998, as compared to $101.5 million at September 27, 1998 and $79.1 million at September 28, 1997. These purchase orders may be changed or cancelled by our customers on short notice without penalty. In addition, we believe that it is a common practice for disk drive manufacturers to place orders in excess of their needs during growth periods. Accordingly, we do not believe that backlog should be considered indicative of sales for any future period.

                                  COMPETITION

    We believe that the principal factors of competition in the suspension assembly market include time to market, technology leadership, product quality, design expertise, reliability of volume supply and price. Our principal competitors are K. R. Precision Co., Magnecomp Corporation and Nippon Hatsujo Kabusikigaisha. Certain users of suspension assemblies also have or may develop the ability to fabricate their own suspension assemblies.

    In addition to competition in the conventional suspension assembly market, the electrical interconnect features of our new TSA suspension assembly face competition from alternative interconnection technologies. These alternatives to conventional wiring, such as deposition circuitry and flexible circuitry, are also being considered for and used in drive production. Although the number of our competitors may increase in the future, and users of suspension assemblies also may develop internal capabilities to manufacture suspension assemblies, we believe that the number of entities that have the technical capability and capacity for producing precision suspension assemblies in large volumes will remain small.

    Other types of data storage systems, such as semiconductor (flash) memory, tape memory and laser (optical and CD) drives, may become competitive with certain hard disk drive applications. Strong competition from other types of data storage systems could affect the demand for some of our products. Given the current state of technology, however, we believe that flash memories will not be price competitive with disk drives and optical and tape memories are inherently much slower than disk drives. Accordingly, we believe that these other data storage systems will not materially impact the market for hard disk drives in the near future.

                            INTELLECTUAL PROPERTIES

    We regard as proprietary certain equipment, processes, information and knowledge that we have generated and use to manufacture our products. We attempt to protect this proprietary property and technology under applicable trade secret, copyright and unfair competition laws. We seek to protect trade secrets at our facilities through physical security measures, through non-disclosure and non-competition agreements with all employees and through non-disclosure agreements with consultants, strategic suppliers and customers. We cannot be sure that our proprietary property and technology is adequately protected by these practices and laws.

    In addition, if we believe we have inventions in manufacturing equipment, products and processes for making products where patents might enhance our position, we have and will continue to pursue patents in the U.S. and in other countries. As of December 27, 1998, we held 56 U.S. patents and ten foreign patents, and had 55 patent applications pending in the U.S. and 32 patent applications pending in other countries. We believe that the patents we hold and may obtain are valuable, but they will not independently determine our success. We believe our success depends in large part upon our engineering skills and proprietary manufacturing processes. Any patent issued to us may be challenged, invalidated, circumvented or infringed. We cannot be sure that a patent will be issued to protect our future technology or that the rights granted to us in an issued patent will protect our technology adequately.

    In addition to the Technology Agreement and the Patent License Agreement with IBM, we also have entered into other licensing and cross-licensing agreements of certain of our patents and patent applications. These agreements allow certain competitors to produce certain of our products in return for either royalty payments or cross-license rights.

    We and certain users of our products have received, and may receive, communications from third parties asserting patents against us or our customers that may relate to our manufacturing equipment or to our products or to products that include our products as a component. We have not been a party to any such material intellectual property litigation to date. Certain of our customers, however, have been sued on patents having claims closely related to products we sell. If any third party makes a valid infringement claim against us and a license were not available on terms acceptable to us, our business, financial condition and results of operations could be adversely affected. We expect that, as the number of patents issued continues to increase, and as we grow, the volume of intellectual property claims made against us could increase.

                                   EMPLOYEES

    As of December 27, 1998, we had 8,293 regular employees, 3,891 of whom were working at our Hutchinson, Minnesota plant, 1,855 of whom were working at our Sioux Falls, South Dakota plant, 2,323 of whom were working at our Eau Claire, Wisconsin plant, 215 of whom were working at our Plymouth, Minnesota plant, and 9 of whom were working overseas.

    Our ability to conduct our business would be impaired if many of our specialized employees left and could not be replaced by comparable personnel. Turnover of our specialized employees, however, including key management personnel, historically has been low. Our ability to conduct our business also could be impaired if many of our production employees left and could not be replaced. There are a limited number of qualified engineering and other candidates for our key positions due to the locations of our plants and the broad span and complexity of the technology included in our products and processes. We expect that internal training will continue to be the primary avenue for developing our key employees.

    None of our employees is subject to a collective bargaining agreement, and we have never experienced a work stoppage. We believe that our employee relations are good.

                                   FACILITIES

    Our executive offices, primary manufacturing plants and training center are located in four buildings that we own on a site of approximately 163 acres in Hutchinson, Minnesota. The largest building has floor area of approximately 480,000 square feet, and we recently completed construction of a 179,000 square foot expansion to an existing 56,000 square foot equipment build center. We also lease a 20,000 square foot warehouse, 34,000 square feet of office space and a fabrication shop of approximately 12,000 square feet near our Hutchinson site.

    We completed construction in fiscal 1998 of a manufacturing plant of approximately 299,000 square feet that we own in Sioux Falls, South Dakota. We also lease a warehouse of 4,800 square feet in Sioux Falls.

    We operate a manufacturing plant in Eau Claire, Wisconsin, in connection with which we lease a building of approximately 156,000 square feet. We also own and operate a photoetching plant in Eau Claire of approximately 320,000 square feet.

    We lease a building of approximately 100,000 square feet located in Plymouth, Minnesota for stamping operations, office space and a logistic center. We lease approximately 45,000 square feet of space located in Eden Prairie, Minnesota for offices and a computer center. We also lease sales offices in Singapore, the Netherlands and the People's Republic of China.

    We believe that our existing facilities will be adequate to meet our currently anticipated requirements.

                               LEGAL PROCEEDINGS

    On February 27, 1998, we commenced a lawsuit, in McLeod County District Court in Glencoe, Minnesota, against five former employees and their newly-formed company. The lawsuit alleges, among other things, breach of non-compete, confidentiality and assignment of inventions agreements. On August 24, 1998, the Court entered an injunction against the defendants. Thereafter, we filed motions to add a competitor and its parent corporation as party defendants, with whom the enjoined defendants had a contract. The parties entered into a Memorandum of Understanding dated September 20, 1998, setting forth the material terms of an agreement to resolve the litigation. The parties currently are negotiating a formal settlement agreement, consistent with the Memorandum.

    We are a party to certain other claims arising in the ordinary course of business. In the opinion of our management, the outcome of such claims will not materially affect our current or future financial position or results of operations.

                                   MANAGEMENT

    The executive officers and directors of Hutchinson Technology are as follows:

NAME                                AGE                        POSITION
-----                               ---                        --------
Jeffrey W. Green..................  58    Chairman of the Board and Director

Wayne M. Fortun...................  49    President, Chief Executive Officer and Chief
                                          Operating Officer and Director

John A. Ingleman..................  52    Vice President, Chief Financial Officer and
                                          Secretary

Rebecca A. Albrecht...............  45    Vice President of Human Resources

Beatrice A. Graczyk...............  50    Vice President of Disk Drive Components Operations

Richard C. Myers..................  58    Vice President of Administration

Richard J. Penn...................  42    Vice President of Sales and Marketing

R. Scott Schaefer.................  45    Vice President and Chief Technical Officer

W. Thomas Brunberg(1).............  58    Director

Archibald Cox, Jr.(2).............  58    Director

James E. Donaghy(1)...............  64    Director

Harry C. Ervin, Jr.(2)............  69    Director

Steven E. Landsburg(2)............  44    Director

Richard N. Rosett(1)..............  70    Director

--------------

(1) Member of Audit Committee

(2) Member of Compensation Committee

    JEFFREY W. GREEN is a co-founder of Hutchinson Technology and has served as a director since our formation in 1965. Mr. Green has been Chairman of the Board since January 1983, and served as our Chief Executive Officer from January 1983 to May 1996. Mr. Green is also a director of Mediwave, Inc. and Applied Biometrics, Inc.

    WAYNE M. FORTUN was elected President and Chief Operating Officer in 1983 and Chief Executive Officer in May 1996. He has served as a director of Hutchinson Technology since 1983. He is also a director of G&K Services, Inc. and Excelsior-Henderson Motorcycle Manufacturing Company. Mr. Fortun has been with Hutchinson Technology since 1975.

    JOHN A. INGLEMAN was elected Vice President in January 1982, Chief Financial Officer in January 1988 and Secretary in January 1992. Previously he served as our Treasurer from January 1982 through January 1996. Mr. Ingleman has been with Hutchinson Technology since 1977.

    REBECCA A. ALBRECHT was elected Vice President in January 1995 and is now Vice President of Human Resources. Previously she had been Director of Human Resources since 1988. Ms. Albrecht has been with Hutchinson Technology since 1983.

    BEATRICE A. GRACZYK was elected Vice President in May 1990 and is now Vice President of Disk Drive Components Operations. Previously she had been Director of Component Operations since 1988. Ms. Graczyk has been with Hutchinson Technology since 1970.

    RICHARD C. MYERS was elected Vice President in January 1988 and has been Vice President of Administration since January 1995. Mr. Myers served as our Vice President of Sales and Marketing from January 1988 through January 1995. Mr. Myers has been with Hutchinson Technology since 1977.

    RICHARD J. PENN was elected Vice President in January 1996 and is now Vice President of Sales and Marketing. Previously he had been Director of Sales and Marketing since December 1994, Senior Manager responsible for medical business development from January 1994 to December 1994 and Marketing Manager since June 1990. Mr. Penn has been with Hutchinson Technology since 1981.

    R. SCOTT SCHAEFER was elected Vice President in May 1990 and is now Vice President and Chief Technical Officer. He was Vice President of Disk Drive Products Business Development from January 1994 to April 1997 and Vice President of Medical Business Development from January 1993 to January 1994. Mr. Schaefer has been with Hutchinson Technology since 1979.

    W. THOMAS BRUNBERG became a director of Hutchinson Technology in 1975. He is a certified public accountant and has been a shareholder in the Minneapolis accounting firm of Brunberg Thoresen Diaby & Associates, Ltd. since March 1991.

    ARCHIBALD COX, JR. became a director of Hutchinson Technology in 1996. Mr. Cox has been Vice Chairman and President of Magnequench International, Inc., a manufacturer of magnets and magnetic material, since October 1995. He has been Chairman of Sextant Group, Inc., a financial advisory firm, since August 1993. Mr. Cox served as a Managing Director of Tiger Management Company, a hedge fund, from November 1993 to June 1994.

    JAMES E. DONAGHY became a director of Hutchinson Technology in 1992. Since January 1991, Mr. Donaghy has been Chief Executive Officer and a director of Sheldahl, Inc., a manufacturer of laminates, composite materials and flexible electronic interconnects, and served as the President of Sheldahl from January 1991 to September 1997.

    HARRY C. ERVIN, JR. became a director of Hutchinson Technology in 1969. Mr. Ervin, who is now retired, was a Vice President of Dain Bosworth Incorporated, an investment banking firm, from April 1988 through June 1996.

    STEVEN E. LANDSBURG became a director of Hutchinson Technology in 1997. He has been an Associate Professor of Economics at the University of Rochester since September 1991.

    RICHARD N. ROSETT became a director of Hutchinson Technology in 1986. He has been a Professor of Economics at the Rochester Institute of Technology since July 1990 and Director of Quality Cup Programs at that institution since July 1995. Mr. Rosett was Dean of the College of Business at Rochester Institute of Technology from July 1990 to July 1996. Mr. Rosett is also a director of Smith Corona Corp.

                             ADDITIONAL INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room. Our SEC filings are also available at the office of the National Association of Securities Dealers, Inc. For more information on obtaining copies of our public filings at the National Association of Securities Dealers, Inc., you should write to National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

    We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and prior to the time that we sell all the securities offered by this prospectus:

- Annual Report on Form 10-K for the fiscal year ended September 27, 1998 (including information specifically incorporated by reference into our Form 10-K from our 1998 Annual Report to Shareholders and our definitive Notice and Proxy Statement for our 1999 Annual Meeting of Shareholders);

- Quarterly Report on Form 10-Q for the thirteen weeks ended December 27, 1998;

- Current Report on Form 8-K dated December 17, 1998; and

- the description of our Common Stock contained in the registration statement on Form 8-A filed on June 9, 1986 and any amendment or reports filed to update that description after the date of this prospectus.

    You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:

    Mr. John A. Ingleman
    Secretary
    Hutchinson Technology Incorporated
    40 West Highland Park
    Hutchinson, Minnesota 55350
    (320) 587-3797

    You should rely only on the information incorporated by reference or presented in this prospectus. We have not authorized anyone else to provide you with different information. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus is accurate as of any date other than the dates on the front of those documents.

                                 LEGAL MATTERS

    The validity of the issuance of the Common Stock offered by this prospectus is being passed upon for Hutchinson Technology by Faegre & Benson LLP, 2200 Norwest Center, 90 South Seventh Street, Minneapolis, Minnesota 55402. Certain legal matters for the underwriters will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California 94304, who may rely on the opinion of Faegre & Benson LLP as to certain matters relating to the laws of the State of Minnesota.

                                    EXPERTS

    The audited consolidated financial statements and schedules included or incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                       HUTCHINSON TECHNOLOGY INCORPORATED
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Public Accountants.............................................   F-2

Consolidated Statements of Operations for the thirteen weeks ended December 27, 1998
  (unaudited) and December 28, 1997 (unaudited) and for the fiscal years ended
  September 27, 1998, September 28, 1997 and September 29, 1996......................   F-3

Consolidated Balance Sheets as of December 27, 1998 (unaudited) and as of September
  27, 1998 and September 28, 1997....................................................   F-4

Consolidated Statements of Cash Flows for the thirteen weeks ended December 27, 1998
  (unaudited) and December 28, 1997 (unaudited) and for the fiscal years ended
  September 27, 1998, September 28, 1997 and September 29, 1996......................   F-5

Consolidated Statements of Shareholders' Investment for the thirteen weeks ended
  December 27, 1998 (unaudited) and for the fiscal years ended September 27, 1998,
  September 28, 1997 and September 29, 1996..........................................   F-6

Notes to Consolidated Financial Statements...........................................   F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Hutchinson Technology Incorporated:

    We have audited the accompanying consolidated balance sheets of Hutchinson Technology Incorporated (a Minnesota corporation) and Subsidiaries as of September 27, 1998 and September 28, 1997, and the related consolidated statements of operations, shareholders' investment and cash flows for each of the three years in the period ended September 27, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hutchinson Technology Incorporated and Subsidiaries as of September 27, 1998 and September 28, 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 27, 1998 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Minneapolis, Minnesota
October 29, 1998

              HUTCHINSON TECHNOLOGY INCORPORATED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                      THIRTEEN WEEKS ENDED                     FISCAL YEAR ENDED
                                 ------------------------------  ----------------------------------------------
                                  DECEMBER 27,    DECEMBER 28,   SEPTEMBER 27,   SEPTEMBER 28,   SEPTEMBER 29,
                                      1998            1997            1998            1997            1996
                                 --------------  --------------  --------------  --------------  --------------
                                          (UNAUDITED)
Net sales......................   $    155,275    $     88,982    $    407,616    $    453,232    $    353,186
Cost of sales..................        121,690          89,478         411,252         335,953         273,616
                                 --------------  --------------  --------------  --------------  --------------
Gross profit (loss)............         33,585            (496)         (3,636)        117,279          79,570
Research and development
  expenses.....................          4,670           5,161          20,360          20,185          27,651
Selling, general and
  administrative expenses......         12,201          10,269          41,128          44,378          33,716
                                 --------------  --------------  --------------  --------------  --------------
Income (loss) from
  operations...................         16,714         (15,926)        (65,124)         52,716          18,203
Other income, net..............            772             567           4,261           4,143           1,158
Interest expense...............         (2,888)           (147)         (4,558)         (3,143)         (2,108)
                                 --------------  --------------  --------------  --------------  --------------
Income (loss) before income
  taxes........................         14,598         (15,506)        (65,421)         53,716          17,253
Provision (benefit) for income
  taxes........................          3,065          (4,032)        (17,010)         11,807           3,451
                                 --------------  --------------  --------------  --------------  --------------
Net income (loss)..............   $     11,533    $    (11,474)   $    (48,411)   $     41,909    $     13,802
                                 --------------  --------------  --------------  --------------  --------------
                                 --------------  --------------  --------------  --------------  --------------
Basic earnings (loss) per
  share........................   $       0.58    $      (0.58)   $      (2.46)   $       2.29    $       0.84
                                 --------------  --------------  --------------  --------------  --------------
                                 --------------  --------------  --------------  --------------  --------------
Diluted earnings (loss) per
  share........................   $       0.52    $      (0.58)   $      (2.46)   $       2.21    $       0.82
                                 --------------  --------------  --------------  --------------  --------------
                                 --------------  --------------  --------------  --------------  --------------
Weighted average common shares
  outstanding..................         19,783          19,629          19,709          18,272          16,350
Weighted average common and
  diluted shares outstanding...         25,632          19,629          19,709          18,978          16,806

  The accompanying notes are an integral part of these consolidated financial statements.

              HUTCHINSON TECHNOLOGY INCORPORATED AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                             DECEMBER 27,   SEPTEMBER 27,   SEPTEMBER 28,
                                                 1998           1998            1997
                                             ------------   -------------   -------------
                                             (UNAUDITED)
                                         ASSETS

Current assets:
  Cash and cash equivalents................    $ 71,075       $  58,942       $  98,340
  Securities available for sale............      10,005          11,921          20,211
  Trade receivables, net...................      59,988          65,798          51,467
  GE lease receivable......................          --              --          31,073
  Other receivables........................       2,877          12,337           3,504
  Inventories..............................      29,485          25,780          27,189
  Prepaid taxes and other expenses.........      19,888          19,507          11,562
                                             ------------   -------------   -------------
      Total current assets.................     193,318         194,285         243,346
Property, plant and equipment, at cost:
  Land, buildings and improvements.........     124,515         123,599          45,437
  Equipment................................     341,108         319,162         218,289
  Construction in progress.................     102,848         104,145          84,345
  Less: accumulated depreciation...........    (224,663)       (211,617)       (172,818)
                                             ------------   -------------   -------------
      Net property, plant and equipment....     343,808         335,289         175,253
Other assets...............................      19,560          19,904          11,240
                                             ------------   -------------   -------------
                                               $556,686       $ 549,478       $ 429,839
                                             ------------   -------------   -------------
                                             ------------   -------------   -------------

                        LIABILITIES AND SHAREHOLDERS' INVESTMENTS

Current liabilities:
  Current maturities of long-term debt.....    $  4,615       $   4,613       $   5,332
  Accounts payable and accrued expenses....      57,444          61,822          39,373
  Accrued compensation.....................      23,997          24,371          19,407
  Accrued income taxes.....................       3,305           2,365           6,078
                                             ------------   -------------   -------------
      Total current liabilities............      89,361          93,171          70,190
Long-term debt, less current maturities....      67,625          68,247          72,862
Convertible subordinated notes.............     150,000         150,000              --
Other long-term liabilities................       1,205           1,230           3,829
Commitments and contingencies (Notes 5 and
  6)
Shareholders' investment:
  Common stock, $.01 par value, 45,000,000
    shares authorized, 19,786,000,
    19,780,000 and 19,619,000 issued and
    outstanding............................         198             198             196
  Additional paid-in capital...............     153,089         152,957         150,676
  Retained earnings........................      95,208          83,675         132,086
                                             ------------   -------------   -------------
      Total shareholders' investment.......     248,495         236,830         282,958
                                             ------------   -------------   -------------
                                               $556,686       $ 549,478       $ 429,839
                                             ------------   -------------   -------------
                                             ------------   -------------   -------------

  The accompanying notes are an integral part of these consolidated financial statements.

              HUTCHINSON TECHNOLOGY INCORPORATED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                               THIRTEEN WEEKS ENDED                     FISCAL YEAR ENDED
                                          ------------------------------  ----------------------------------------------
                                           DECEMBER 27,    DECEMBER 28,   SEPTEMBER 27,   SEPTEMBER 28,   SEPTEMBER 29,
                                               1998            1997            1998            1997            1996
                                          --------------  --------------  --------------  --------------  --------------
                                                   (UNAUDITED)
OPERATING ACTIVITIES:
Net income (loss).......................   $     11,533    $    (11,474)   $    (48,411)   $     41,909     $   13,802
Adjustment to reconcile net income
  (loss) to cash provided by (used for)
  operating activities:
  Depreciation and amortization.........         18,240           9,256          50,901          38,565         33,909
  Deferred taxes........................          1,626          (1,938)         (7,350)         (2,608)        (6,085)
  Changes in operating assets and
    liabilities (Note 7)................         14,703           2,304          (7,964)         (1,050)        (1,722)
                                          --------------  --------------  --------------  --------------  --------------
Cash provided by (used for) operating
  activities............................         46,102          (1,852)        (12,824)         76,816         39,904
                                          --------------  --------------  --------------  --------------  --------------
INVESTING ACTIVITIES:
Capital expenditures....................        (35,397)        (56,794)       (206,888)        (82,639)       (77,065)
Funding from GE lease receivable........             --           5,468          35,303           9,915             --
Increase in GE lease receivable.........             --          (8,623)         (4,230)        (35,746)        (5,242)
Proceeds from the sale of assets........             --              --              --              --         15,300
Purchases of marketable
  securities............................           (223)         (2,320)        (13,313)        (31,343)        (4,944)
Sales of marketable securities..........          2,139           3,111          21,602          14,196          3,070
                                          --------------  --------------  --------------  --------------  --------------
Cash used for investing activities......        (33,481)        (59,158)       (167,526)       (125,617)       (68,881)
                                          --------------  --------------  --------------  --------------  --------------
FINANCING ACTIVITIES:
Proceeds from issuance of long-term
  debt..................................             --              --              --          25,000         25,500
Repayments of long-term debt............           (620)         (1,340)         (5,334)         (5,751)        (4,255)
Net proceeds from issuance of
  convertible subordinated notes........             --              --         145,320              --             --
Net proceeds from issuance of common
  stock.................................            132              79             966         105,008            137
                                          --------------  --------------  --------------  --------------  --------------
Cash provided by (used for) financing
  activities............................           (488)         (1,261)        140,952         124,257         21,382
                                          --------------  --------------  --------------  --------------  --------------
Net increase (decrease) in cash and cash
  equivalents...........................         12,133         (62,271)        (39,398)         75,456         (7,595)
Cash and cash equivalents at beginning
  of period.............................         58,942          98,340          98,340          22,884         30,479
                                          --------------  --------------  --------------  --------------  --------------
Cash and cash equivalents at end of
  period................................   $     71,075    $     36,069    $     58,942    $     98,340     $   22,884
                                          --------------  --------------  --------------  --------------  --------------
                                          --------------  --------------  --------------  --------------  --------------

  The accompanying notes are an integral part of these consolidated financial statements.

              HUTCHINSON TECHNOLOGY INCORPORATED AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

                                 (IN THOUSANDS)

                                                                   COMMON STOCK
                                                                 -----------------     ADDITIONAL      RETAINED
                                                                  SHARES    AMOUNT   PAID-IN CAPITAL   EARNINGS
                                                                 ---------  ------   ---------------  -----------
Balance, September 24, 1995....................................     16,341   $163     $      43,207   $    76,375
  Exercise of stock options....................................         15      1               127            --
  Issuance of common stock.....................................         --     --                 9            --
  Net income...................................................         --     --                --        13,802
                                                                 ---------  ------   ---------------  -----------
Balance, September 29, 1996....................................     16,356    164            43,343        90,177
  Exercise of stock options....................................        268      2             4,711            --
  Issuance of common stock.....................................      3,001     30           102,877            --
  Retirements of common stock..................................         (6)    --              (255)           --
  Net income...................................................         --     --                --        41,909
                                                                 ---------  ------   ---------------  -----------
Balance, September 28, 1997....................................     19,619    196           150,676       132,086
  Exercise of stock options....................................        169      2             2,524            --
  Issuance of common stock.....................................          1     --                12            --
  Retirements of common stock..................................         (9)    --              (255)           --
  Net loss.....................................................         --     --                --       (48,411)
                                                                 ---------  ------   ---------------  -----------
Balance, September 27, 1998....................................     19,780    198           152,957        83,675
  Exercise of stock options (unaudited)........................          6     --               132            --
  Net income (unaudited).......................................         --     --                --        11,533
                                                                 ---------  ------   ---------------  -----------
Balance, December 27, 1998 (unaudited).........................     19,786   $198     $     153,089   $    95,208
                                                                 ---------  ------   ---------------  -----------
                                                                 ---------  ------   ---------------  -----------

  The accompanying notes are an integral part of these consolidated financial statements.

              HUTCHINSON TECHNOLOGY INCORPORATED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        (COLUMNAR DOLLAR AMOUNTS IN THOUSANDS,EXCEPT PER SHARE AMOUNTS)
                (INCLUDES DATA APPLICABLE TO UNAUDITED PERIODS)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of Hutchinson Technology Incorporated and its subsidiaries (the "Company"), all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

    RECLASSIFICATIONS -- Certain reclassifications have been made in the 1997 and 1996 financial statements to conform with the 1998 presentation. Such reclassifications had no effect on previously reported results of operations or shareholders' investment.

    USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Ultimate results could differ from those estimates.

    RECENT ACCOUNTING PRONOUNCEMENTS -- In June 1997, the Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which requires presentation of comprehensive income on the face of the financial statements. Comprehensive income would include such items as unrealized holding gains/losses on securities available for sale, foreign currency translation adjustments and minimum pension liability adjustments. The Company adopted SFAS 130 in the first quarter of fiscal 1999. The effect of adopting SFAS 130 was not significant as all other comprehensive income items were not material.

    In June 1998, the FASB released Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS 133 is effective for fiscal years beginning after June 15, 1999. The Company has not yet determined the timing of adoption of SFAS 133. While the Company does not expect the adoption to materially impact its results of operations or financial position, adoption of SFAS 133 could increase volatility in earnings for periods subsequent to adoption.

    FISCAL YEAR -- The Company's fiscal year is the fifty-two/fifty-three week period ending on the last Sunday in September. The fiscal year ended September 27, 1998 is a fifty-two week period, the fiscal year ended September 28, 1997 is a fifty-two week period and the fiscal year ended September 29, 1996 is a fifty-three week period.

              HUTCHINSON TECHNOLOGY INCORPORATED AND SUBSIDIARIES

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    REVENUE RECOGNITION AND CUSTOMERS -- The Company recognizes revenue upon the shipment of completed products. Sales to customers in excess of 10% of net sales are as follows:

                                             THIRTEEN WEEKS ENDED
                                          ---------------------------      FISCAL YEAR
                                          DECEMBER 27,   DECEMBER 28,   ------------------
                                              1998           1997       1998   1997   1996
                                          ------------   ------------   ----   ----   ----
IBM and affiliates......................         36%            13%      20%    12%     9%
SAE Magnetics, Ltd/TDK..................         18             27       26     13     14
Yamaha Corporation......................         14             12       10     14     16
Seagate Technology Incorporated.........         10             17       18     33     35
Read-Rite Corporation...................          7             19       10     14     13

    Sales to the Company's five largest customers constituted 85% and 88% for the thirteen weeks ended December 27, 1998 and December 28, 1997, and 84%, 86% and 87% of net sales for fiscal 1998, 1997 and 1996, respectively.

    Sales to foreign locations were as follows:

                                                     THIRTEEN WEEKS ENDED
                                                ------------------------------               FISCAL YEAR
                                                 DECEMBER 27,    DECEMBER 28,   -------------------------------------
                                                     1998            1997          1998         1997         1996
                                                --------------  --------------  -----------  -----------  -----------
Foreign-based enterprises.....................    $   59,350      $   27,996    $   167,767  $    88,471  $    63,898
Foreign subsidiaries of U.S. corporations.....        23,510          19,933         47,885       83,753       51,564
                                                --------------  --------------  -----------  -----------  -----------
                                                  $   83,860      $   47,929    $   215,652  $   172,224  $   115,462
                                                --------------  --------------  -----------  -----------  -----------
                                                --------------  --------------  -----------  -----------  -----------

    The majority of these foreign location sales were to the Pacific Rim region. In addition, the Company had significant sales to U.S. corporations which used the Company's products in their offshore manufacturing sites.

    CASH AND CASH EQUIVALENTS -- Cash equivalents consist of all highly liquid investments with original maturities of ninety days or less.

    SECURITIES AVAILABLE FOR SALE -- Securities available for sale consist of investments with original maturities greater than ninety days which are intended to be held less than one year. Securities available for sale consisted of U.S. government securities with a market value and cost of approximately $11,921,000 at September 27, 1998 and $20,211,000 at September 28, 1997.

    TRADE RECEIVABLES -- The Company grants credit to customers, but generally does not require collateral or any other security to support amounts due. Trade receivables are net of allowances of $7,234,000 at December 27, 1998, $5,207,000 at September 27, 1998 and $2,182,000 at September 28, 1997.

              HUTCHINSON TECHNOLOGY INCORPORATED AND SUBSIDIARIES

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    INVENTORIES -- All inventories are stated at the lower of last-in, first-out ("LIFO") cost or market. Inventories consist of the following:

                                                  DECEMBER 27,   SEPTEMBER 27,   SEPTEMBER 28,
                                                      1998            1998            1997
                                                 --------------  --------------  --------------
Raw materials..................................    $    9,464      $    9,320      $   10,560
Work in process................................        13,184          12,740           5,950
Finished goods.................................         7,025           3,908          10,919
LIFO reserve...................................          (188)           (188)           (240)
                                                 --------------  --------------  --------------
                                                   $   29,485      $   25,780      $   27,189
                                                 --------------  --------------  --------------
                                                 --------------  --------------  --------------

    PROPERTY AND DEPRECIATION -- Property, plant and equipment are stated at cost. Costs of renewals and betterments are capitalized and depreciated. Maintenance and repairs are charged to expense as incurred. Property is depreciated over an estimated useful life on a straight-line basis for financial reporting purposes and is depreciated using primarily accelerated methods for tax reporting purposes. Estimated useful lives for financial reporting purposes are as follows:

Buildings...................................................  25 to 35 years
Leasehold improvements......................................   5 to 10 years
Equipment...................................................   2 to  8 years

    ENGINEERING AND PROCESS DEVELOPMENT -- The Company's engineers and technicians are responsible for the implementation of new technologies as well as process and product development and improvements. Expenditures related to these activities totaled $52,235,000, $48,204,000 and $51,212,000 in the 1998,
1997 and 1996 fiscal years, respectively. Of these amounts, and for the same periods approximately $20,360,000, $20,185,000 and $27,651,000, respectively, are classified as research and development expenses.

    INCOME TAXES -- Deferred taxes are provided at currently enacted tax rates on all significant temporary differences.

    NET INCOME PER SHARE -- The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"), during the first quarter of fiscal 1998. As a result, all prior periods presented have been restated to conform to the provisions of SFAS 128, which requires the presentation of basic and diluted earnings per share. Basic earnings (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share

              HUTCHINSON TECHNOLOGY INCORPORATED AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) is computed under the treasury stock method and is calculated to compute the dilutive effect of potential common shares. A reconciliation of these amounts is as follows:

                                                         THIRTEEN WEEKS ENDED
                                                    ------------------------------            FISCAL YEAR
                                                     DECEMBER 27,    DECEMBER 28,   --------------------------------
                                                         1998            1997          1998       1997       1996
                                                    --------------  --------------  ----------  ---------  ---------
Net income (loss).................................   $     11,533    $    (11,474)  $  (48,411) $  41,909  $  13,802
Plus: interest expense on convertible subordinated
  notes...........................................          2,411              --           --         --         --
Less: additional profit-sharing expense and tax
  benefit reduction...............................            697              --           --         --         --
                                                    --------------  --------------  ----------  ---------  ---------
Net income (loss) available to common
  shareholders....................................   $     13,247    $    (11,474)  $  (48,411) $  41,909  $  13,802
                                                    --------------  --------------  ----------  ---------  ---------
                                                    --------------  --------------  ----------  ---------  ---------
Weighted average common shares outstanding........         19,783          19,629       19,709     18,272     16,350
Dilutive potential common shares..................          5,849              --           --        706        456
                                                    --------------  --------------  ----------  ---------  ---------
Weighted average common and diluted shares
  outstanding.....................................         25,632          19,629       19,709     18,978     16,806
                                                    --------------  --------------  ----------  ---------  ---------
                                                    --------------  --------------  ----------  ---------  ---------
Basic earnings (loss) per share...................   $       0.58    $      (0.58)  $    (2.46) $    2.29  $    0.84
Diluted earnings (loss) per share.................   $       0.52    $      (0.58)  $    (2.46) $    2.21  $    0.82

    INTERIM FINANCIAL INFORMATION (UNAUDITED) -- The accompanying consolidated balance sheet as of December 27, 1998, the consolidated statements of operations and cash flows for the thirteen weeks ended December 27, 1998 and December 28, 1997, and the consolidated statement of shareholders' investment for the thirteen weeks ended December 27, 1998 are unaudited. However, in the opinion of management, these financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of results for these interim periods. The results of operations for the thirteen weeks ended December 27, 1998 are not necessarily indicative of results to be expected for the entire year.

2.  FINANCING ARRANGEMENTS

                                                                     SEPTEMBER     SEPTEMBER
LONG-TERM DEBT                                                        27, 1998      28, 1997
--------------                                                      ------------  ------------
  Senior notes, 8.35%, payable in varying annual installments
    through July 2003.............................................   $   25,000    $   25,000
  Senior note, 8.57%, payable in varying annual installments
    through November 2004.........................................       25,000        25,000
  Senior notes, 7.96%, payable in varying semi-annual installments
    through February 2004.........................................       20,625        24,375
  6% Convertible Subordinated Notes due 2005......................      150,000            --
  Other long-term debt............................................        2,235         3,819
                                                                    ------------  ------------
                                                                        222,860        78,194
  Less: Current maturities........................................       (4,613)       (5,332)
                                                                    ------------  ------------
                                                                     $  218,247    $   72,862
                                                                    ------------  ------------
                                                                    ------------  ------------

              HUTCHINSON TECHNOLOGY INCORPORATED AND SUBSIDIARIES

2.  FINANCING ARRANGEMENTS (CONTINUED)
    In March 1998, the Company completed a private placement of $150,000,000 aggregate principal amount of 6% Convertible Subordinated Notes due 2005 (the "Convertible Notes") with interest payable semi-annually commencing September 15, 1998. The Convertible Notes are convertible, at the option of the holder, into Common Stock of the Company at any time prior to their stated maturity, unless previously redeemed or repurchased, at a conversion price of $28.35 per share. Beginning March 20, 2001, the Convertible Notes are redeemable, in whole or in part, at the option of the Company, at 103.43% of their principal amount, and thereafter at prices declining to 100% at any time on and after March 15, 2005. In addition, upon the occurrence of certain events, each holder of the Convertible Notes may require the Company to repurchase all or a portion of such holder's Convertible Notes at a purchase price equal to 100% of the principal amount thereof, together with accrued and unpaid interest and liquidated damages, if any, to the date of the repurchase.

    The Convertible Notes were issued by the Company and were sold in transactions exempt from registration under the Securities Act of 1933, as amended. The Company filed a Registration Statement registering the Convertible Notes and the shares of Common Stock of the Company into which the Convertible Notes are convertible.

    Maturities of long-term debt for the five years subsequent to September 27, 1998 are as follows:

1999.............................................................  $   4,613
2000.............................................................      3,995
2001.............................................................     12,330
2002.............................................................     16,499
2003.............................................................     16,501
Thereafter.......................................................    168,922
                                                                   ---------
                                                                   $ 222,860
                                                                   ---------
                                                                   ---------

    On December 31, 1998, the Company entered into a credit facility agreement (the "Facility"). The Facility allows the Company to borrow up to $50,000,000. Advances under the Facility are secured by substantially all of the Company's receivables and inventory and bear interest at LIBOR plus 2.25% or the prime rate. The Company is also required to pay a .25% fee for any unused amounts under the Facility.

    The Company's financing agreements contain certain restrictive covenants which require the Company, among other things, to maintain specified levels of net income, cash and/or cash available from a credit facility, working capital, tangible net worth and financial ratios, and also impose limitations on capital expenditures, additional indebtedness, leases, guarantees, and the payment of dividends. At December 27, 1998, the Company was in compliance with all such covenants.

              HUTCHINSON TECHNOLOGY INCORPORATED AND SUBSIDIARIES

3.  INCOME TAXES

    The provision (benefit) for income taxes consists of the following:

                                                                                            FISCAL YEAR
                                                                                -----------------------------------
                                                                                   1998         1997        1996
                                                                                -----------  -----------  ---------
Current
  Federal.....................................................................  $    (9,660) $    12,795  $   8,204
  State.......................................................................           --        1,620      1,332
Deferred......................................................................       (7,350)      (2,608)    (6,085)
                                                                                -----------  -----------  ---------
                                                                                $   (17,010) $    11,807  $   3,451
                                                                                -----------  -----------  ---------
                                                                                -----------  -----------  ---------

    The deferred benefit is composed of the following:

                                                                                            FISCAL YEAR
                                                                                -----------------------------------
                                                                                   1998         1997        1996
                                                                                -----------  -----------  ---------
Asset bases, lives and depreciation methods...................................  $     2,459  $    (1,206) $    (895)
Reserves and accruals not currenlty deductible................................       (5,709)      (1,402)    (5,888)
Tax credits and net operating loss carryforwards..............................      (19,066)         133      2,195
Valuation allowance and other.................................................       14,966         (133)    (1,497)
                                                                                -----------  -----------  ---------
                                                                                $    (7,350) $    (2,608) $  (6,085)
                                                                                -----------  -----------  ---------
                                                                                -----------  -----------  ---------

    A reconciliation of the federal statutory tax rate to the effective tax rate is as follows:

                                                                                                       FISCAL YEAR
                                                                                             -------------------------------
                                                                                               1998       1997       1996
                                                                                             ---------  ---------  ---------
Statutory federal income tax rate..........................................................        (34)%        35%        35%
Effect of:
  State income taxes, net Federal income tax benefits......................................         (4)         2          3
  Tax, provision (benefits) of the Foreign Sales Corporation...............................         (4)       (11)       (15)
  Valuation allowance on net operating loss carryforwards and other tax credits............         16         (4)        (3)
                                                                                                   ---        ---        ---
                                                                                                   (26)%        22%        20%
                                                                                                   ---        ---        ---
                                                                                                   ---        ---        ---

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At September 27, 1998, the Company had unused tax credits and net operating loss carryforwards of $21,671,000, of which $5,130,000 can be carried forward indefinitely and $16,541,000 of which expire at various dates from 2010 to 2013. A valuation allowance of $15,571,000 has been recognized to offset the related deferred tax assets due to the uncertainty of realizing the benefit of certain tax credits and net operating loss carryforwards.

              HUTCHINSON TECHNOLOGY INCORPORATED AND SUBSIDIARIES

3.  INCOME TAXES (CONTINUED)
    The following is a table of the significant components of the Company's deferred tax assets:

                                                    SEPTEMBER     SEPTEMBER
DEFERRED TAX ASSETS                                  27, 1998      28, 1997
-------------------                                ------------  ------------
Current deferred tax assets:
  Receivable reserves............................   $    2,021    $      855
  Inventories....................................        9,818         7,179
  Accruals and other reserves....................        5,838         2,557
  Tax credits....................................          239            --
                                                   ------------  ------------
    Total current deferred tax assets............       17,916        10,591
Long-term deferred tax assets (liabilities):
  Property, plant and equipment..................        2,500         4,959
  Accruals and other reserves....................           --         1,616
  Tax credits....................................        8,734         2,605
  Net operating loss carryforwards...............       12,937            --
  Valuation allowance............................      (15,571)         (605)
                                                   ------------  ------------
    Total long-term deferred tax assets..........        8,600         8,575
                                                   ------------  ------------
Total deferred tax assets........................   $   26,516    $   19,166
                                                   ------------  ------------
                                                   ------------  ------------

4.  FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

    CASH AND CASH EQUIVALENTS -- The fair value is based on quoted market prices.

    SECURITIES AVAILABLE FOR SALE -- The fair value of these instruments is based on quoted market prices.

    LONG-TERM DEBT -- The fair value of the Company's long-term debt is estimated based on the discounted value of the future cash flows expected to be paid on the loans. The discount rate used to estimate the fair value of the loans is the rate currently available to the Company for loans with similar terms and maturities.

    The estimated fair values of the Company's financial instruments are as follows:

                                                       SEPTEMBER 27,           SEPTEMBER 28,
                                                            1998                    1997
                                                  ------------------------  --------------------
                                                   CARRYING       FAIR      CARRYING     FAIR
                                                    AMOUNT        VALUE      AMOUNT      VALUE
                                                  -----------  -----------  ---------  ---------
Cash and cash equivalents.......................  $    58,942  $    58,942  $  98,340  $  98,340
Securities available for sale...................       11,921       11,921     20,211     20,211
Long-term debt..................................      222,860      203,033     78,194     78,368

              HUTCHINSON TECHNOLOGY INCORPORATED AND SUBSIDIARIES

5.  EMPLOYEE BENEFITS

    STOCK OPTIONS -- The Company has two stock option plans under which up to 6,000,000 common shares are reserved for issuance and of which options representing 3,553,010 common shares have been granted as of December 27, 1998. Options may be granted to any employee, including officers and directors of the Company, and certain non-employees, at a price not less than the fair market value of the Company's common stock at the date the options are granted. Options generally expire ten years from the date of grant or at an earlier date as determined by the committee of the Board of Directors that administers the plans. Options granted under the plans generally are exercisable one year from the date of grant.

                                                                       1988 PLAN    1996 PLAN
                                                                      -----------  -----------
Balance, September 24, 1995.........................................    1,096,926          --
  Granted at $16.33.................................................      438,510          --
  Exercised at $3.92 to $7.75.......................................      (15,810)         --
                                                                      -----------  -----------
Balance, September 29, 1996.........................................    1,519,626          --
  Granted at $17.33.................................................      543,000          --
  Granted at $29.38 to $36.67.......................................           --      18,500
  Exercised at $4.25 to $16.33......................................     (267,630)         --
  Expired...........................................................       (8,235)         --
                                                                      -----------  -----------
Balance, September 28, 1997.........................................    1,786,761      18,500
  Granted at $20.19 to $27.75.......................................      139,065     232,270
  Exercised at $13.81 to $33.88.....................................     (168,261)         --
  Expired...........................................................       (2,700)     (1,510)
                                                                      -----------  -----------
Balance, September 27, 1998.........................................    1,754,865     249,260
  Granted at $29.63.................................................           --     296,630
  Exercised at $12.56 to $34.25.....................................       (4,710)     (1,850)
                                                                      -----------  -----------
Balance, December 27, 1998..........................................    1,750,155     544,040
                                                                      -----------  -----------
                                                                      -----------  -----------

    The Company follows Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized in connection with stock option grants pursuant to the stock option plans. Had compensation cost been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company's pro forma net income
(loss) and pro forma net income (loss) per share would have been as follows:

                                                                      FISCAL YEAR
                                                            --------------------------------
                                                               1998       1997       1996
                                                            ----------  ---------  ---------
Net income (loss):
  As reported.............................................  $  (48,411) $  41,909  $  13,802
  Pro forma...............................................     (54,303)    36,020      9,363
Net income (loss) per common and common equivalent share:
  As reported -- basic....................................  $    (2.46) $    2.29  $    0.84
  Pro forma -- basic......................................       (2.76)      1.97       0.57
  As reported -- diluted..................................       (2.46)      2.21       0.82
  Pro forma -- diluted....................................       (2.76)      1.90       0.56

              HUTCHINSON TECHNOLOGY INCORPORATED AND SUBSIDIARIES

5.  EMPLOYEE BENEFITS (CONTINUED)
    In determining compensation cost pursuant to SFAS 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during 1998: risk-free interest rate of 5.8%; expected life of six years; and expected volatility of 69%. The following weighted average assumptions were used for grants in 1997: risk-free interest rates of 5.85% to 6.25%; expected life of six years; and expected volatility of 68% to 71%. The following weighted average assumptions were used for grants in 1996: risk-free interest rate of 5.6%; expected life of six years; and expected volatility of 73%.

    EMPLOYEE BENEFIT PLANS -- The Company has a defined contribution plan covering its employees. The Company's contributions to the plan were $9,239,000, $7,762,000 and $6,463,000 in the 1998, 1997 and 1996 fiscal years, respectively.

    The Company sponsors a comprehensive medical and a dental plan for qualified employees that is funded by contributions from both the Company and plan participants. Contributions are made through a Voluntary Employee's Benefit Association Trust. The Company recognized expense related to these plans of $19,109,000, $15,377,000 and $13,439,000 in the 1998, 1997 and 1996 fiscal years, respectively.

6.  COMMITMENTS AND CONTINGENCIES

    The Company is committed under various operating lease agreements. Total rent expense under these operating leases was $22,099,000, $12,487,000 and $7,502,000 in the 1998, 1997 and 1996 fiscal years, respectively. Future minimum payments for all operating leases with initial or remaining terms of one year or more subsequent to September 27, 1998 are as follows:

1999..............................................................  $  16,992
2000..............................................................     14,259
2001..............................................................     11,663
2002..............................................................     10,116
2003 and thereafter...............................................     23,001

    On May 1, 1996 the Company received $15,300,000 in a sale-leaseback transaction relating to its Eau Claire, Wisconsin assembly manufacturing building. The lease has a term of 15 years.

    During the first quarter of fiscal 1997, the Company signed a Master Lease Agreement with General Electric Capital Corporation ("GE"), providing for leasing of up to $25,000,000 of manufacturing equipment in fiscal 1997. The Company served as a purchasing agent on behalf of GE. As such, amounts expended on GE's behalf, but not yet reimbursed, were included on the accompanying consolidated balance sheet under GE lease receivable. During the fourth quarter of fiscal 1997, the Company amended the Master Lease Agreement, providing for leasing of up to $30,000,000 of manufacturing equipment in fiscal 1998. The full fiscal 1997 and 1998 amounts were expended.

    The Company and certain users of the Company's products have from time to time received, and may in the future receive, communications from third parties asserting patents against the Company or its customers which may relate to certain of the Company's manufacturing equipment or products or to products which include the Company's products as a component. Although the Company to date has not been a party to any such material intellectual property litigation, certain of

              HUTCHINSON TECHNOLOGY INCORPORATED AND SUBSIDIARIES

6. COMMITMENTS AND CONTINGENCIES (CONTINUED) its customers have been sued on patents having claims closely related to products sold by the Company. In the event any third party were to make a valid infringement claim and a license were not available on terms acceptable to the Company, the Company's operating results could be adversely affected. The Company expects that, as the number of patents issued continues to increase, and as the Company grows, the volume of intellectual property claims could increase.

    On February 27, 1998, the Company commenced a lawsuit, in McLeod County District Court in Glencoe, Minnesota, against five former employees and their newly-formed company. The lawsuit alleges, among other things, breach of non-compete, confidentiality and assignment of inventions agreements. On August 24, 1998, the Court entered an injunction against the defendants. Thereafter, the Company filed motions to add a competitor and its parent corporation as party defendants, with whom the enjoined defendants had a contract. The parties entered into a Memorandum of Understanding dated September 20, 1998, setting forth the material terms of an agreement to resolve the litigation. The parties currently are negotiating a formal settlement agreement, consistent with the Memorandum.

    The Company is a party to certain other claims arising in the ordinary course of business. In the opinion of management, the outcome of such claims will not materially affect the Company's current or future financial position or results of operations.

7.  SUPPLEMENTARY CASH FLOW INFORMATION

                                                THIRTEEN WEEKS ENDED                     FISCAL YEAR
                                        ------------------------------------  ---------------------------------
                                        DECEMBER 27, 1998  DECEMBER 29, 1997     1998       1997        1996
                                        -----------------  -----------------  ----------  ---------  ----------
Changes in operating assets and
  liabilities:
  Receivables, net....................     $    15,270        $     4,559     $  (23,164) $  (3,934) $  (10,353)
  Inventories.........................          (3,705)            (8,200)         1,409     (9,954)     (3,937)
  Prepaid and other expenses..........          (1,863)               (94)        (5,054)    (2,520)       (334)
  Accounts payable and accrued
    liabilities.......................           5,026              6,065         21,444     17,081       8,850
  Other non-current liabilities.......             (25)               (26)        (2,599)    (1,723)      4,052
                                              --------           --------     ----------  ---------  ----------
                                           $    14,703        $     2,304     $   (7,964) $  (1,050) $   (1,722)
                                              --------           --------     ----------  ---------  ----------
                                              --------           --------     ----------  ---------  ----------
Cash paid (refunded) for:
  Interest (net of amount
    capitalized)......................     $        51        $     1,059     $    3,486  $   2,520  $    1,703
  Income taxes........................          (9,068)             2,548          2,345     13,891       8,405

    Capitalized interest was $973,000, $1,441,000, $6,766,000, $2,946,000 and
$1,206,000 for the thirteen weeks ended December 27, 1998 and December 28, 1997 and the 1998, 1997 and 1996 fiscal years, respectively.

8.  SALE OF COMMON STOCK

    In February 1997, the Company issued 3,000,000 shares of its common stock through a public offering. The Company received net proceeds of $102,900,000 and used the funds for general

              HUTCHINSON TECHNOLOGY INCORPORATED AND SUBSIDIARIES

8.  SALE OF COMMON STOCK (CONTINUED)
corporate purposes, primarily expenditures for manufacturing and support equipment, construction of the Company's Eau Claire, Wisconsin and Sioux Falls, South Dakota plants and an expansion of the Company's Hutchinson, Minnesota plant.

9.  STOCK SPLIT

    On January 20, 1997, the Company announced that its Board of Directors approved a three-for-one stock split of the Company's common stock, effective at the close of business on February 11, 1997. The Company also changed the par value of its common stock to $.01 per share. Common share and earnings per share amounts in the accompanying consolidated statements have been retroactively adjusted to reflect the stock split and par value change.

              HUTCHINSON TECHNOLOGY INCORPORATED AND SUBSIDIARIES

10.  SUMMARY OF QUARTERLY INFORMATION (UNAUDITED)

    The following table summarizes unaudited financial data for the 13 weeks ending December 27, 1998 and fiscal years 1998 and 1997.

                           1999 BY QUARTER                1998 BY QUARTER                             1997 BY QUARTER
                           ----------------  ------------------------------------------  ------------------------------------------
                                FIRST          FIRST     SECOND      THIRD     FOURTH      FIRST     SECOND      THIRD     FOURTH
                           ----------------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net sales................     $  155,275     $  88,982  $  95,128  $ 107,127  $ 116,379  $ 106,906  $ 124,259  $ 121,713  $ 100,354
Gross profit (loss)......         33,585          (496)    (2,697)     1,655     (2,098)    31,112     38,680     33,179     14,308
Income (loss) from
  operations.............         16,714       (15,926)   (19,639)   (12,586)   (16,973)    14,455     21,885     16,553       (177)
Income (loss) before
  income taxes...........         14,598       (15,506)   (19,495)   (12,510)   (17,910)    13,903     21,737     17,553        523
Net income (loss)........         11,533       (11,474)   (14,425)    (9,250)   (13,262)    11,117     16,683     13,698        411
Net income (loss) per share:
  Basic..................           0.58         (0.58)     (0.73)     (0.47)     (0.67)      0.68       0.95       0.70       0.02
  Diluted................           0.52         (0.58)     (0.73)     (0.47)     (0.67)      0.65       0.91       0.68       0.02
Price range per share:
  High...................          35.25         36.13      28.00      32.75      28.38      26.92      39.00      36.88      36.50
  Low....................          11.88         18.13      19.00      21.35      12.63      12.58      24.75      23.13      23.38

    The price range per share, reflected above, is the highest and lowest bids as quoted on The Nasdaq National Market during each quarter.

                                  UNDERWRITING

    Hutchinson Technology and the underwriters for the offering (the "Underwriters") named below, for whom Goldman, Sachs & Co., Salomon Smith Barney Inc. and Hambrecht & Quist LLC are acting as representatives (collectively, the "Representatives"), have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each Underwriter has severally agreed to purchase the number of shares indicated in the following table.

                      Underwriters                         Number of Shares
                      ------------                        ------------------
Goldman, Sachs & Co.....................................
Salomon Smith Barney Inc................................
Hambrecht & Quist LLC...................................
                                                          ------------------

    Total...............................................        4,000,000
                                                          ------------------
                                                          ------------------

                            ------------------------

    If the Underwriters sell more than the total number set forth in the table above, the Underwriters have an option to buy up to an additional 600,000 shares from Hutchinson Technology to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the Underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the Underwriters by Hutchinson Technology. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase additional shares.

                         Paid by Hutchinson Technology
                         ------------------------------

                 No Exercise   Full Exercise
                 ------------  -------------
Per Share......   $              $
Total..........   $              $

    Shares sold by the Underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the Underwriters to securities dealers may be sold at a discount of up
to $      per share from the public offering price. Any such securities dealers may resell any shares purchased from the Underwriters to certain other brokers
or dealers at a discount of up to $      per share from the public offering
price. If all the shares are not sold at the offering price, the Representatives may change the offering price and the other selling terms.

    Hutchinson Technology, and its directors and executive officers, have agreed with the Underwriters not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the Representatives. This agreement does not apply to issuances or sales by Hutchinson Technology pursuant to any existing employee benefit plans or upon conversion or exchange of any currently outstanding convertible or exchangeable securities.

    In connection with the offering, the Underwriters may purchase and sell shares of Common Stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Common Stock while the offering is in progress.

    The Underwriters also may impose a penalty bid. This occurs when a particular

Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the Representatives have repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

    These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Common Stock. As a result, the price of the Common Stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

    In connection with this offering, certain Underwriters and selling group members (if any) who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during the business day prior to the pricing of the offering before the commencement of offers or sales of the Common Stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market makers' bid, however, such bid must then be lowered when certain purchase limits are exceeded.

    Hutchinson Technology estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $450,000.

    Hutchinson Technology has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ------------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Prospectus Summary........................................................    2

Risk Factors..............................................................    5

Use of Proceeds...........................................................   12

Price Range of Common Stock...............................................   13

Dividend Policy...........................................................   13

Corporate Information.....................................................   13

Capitalization............................................................   14

Selected Consolidated Financial Data......................................   15

Management's Discussion and Analysis of Results of Operations and
  Financial Condition.....................................................   16

Business..................................................................   25

Management................................................................   35

Additional Information....................................................   36

Legal Matters.............................................................   37

Experts...................................................................   37

Index to Consolidated Financial Statements................................  F-1

Underwriting..............................................................  U-1

                                4,000,000 Shares

                       HUTCHINSON TECHNOLOGY INCORPORATED

                                  Common Stock

                                 -------------

                                     [LOGO]

                                 -------------

                              GOLDMAN, SACHS & CO.

                              SALOMON SMITH BARNEY

                               HAMBRECHT & QUIST

                      Representatives of the Underwriters

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

SEC registration fee.............................................  $  45,129
NASD filing fee..................................................     16,734
Nasdaq listing fee...............................................     17,500
Printing expenses................................................    100,000
Fees and expenses of counsel.....................................    125,000
Fees and expenses of accountants.................................     50,000
Transfer agent and registrar fees................................      5,000
Blue sky fees and expenses.......................................      5,000
Miscellaneous....................................................     85,637
                                                                   ---------
    Total........................................................  $ 450,000
                                                                   ---------
                                                                   ---------

    Except for the SEC registration fee, the NASD filing fee and the Nasdaq listing fee, all of the foregoing expenses have been estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Registrant is subject to Minnesota Statutes Chapter 302A, the Minnesota Business Corporation Act (the "Corporation Act"). Section 302A.521 of the Corporation Act provides in substance that, unless prohibited by its articles of incorporation or bylaws, a corporation must indemnify an officer or director who is made or threatened to be made a party to a proceeding by reason of his official capacity against judgments, penalties, fines, settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding, if certain criteria are met. These criteria, all of which must be met by the person seeking indemnification, are (a) that such person has not been indemnified by another organization for the same judgments, penalties, fines, settlements and expenses; (b) that such person must have acted in good faith; (c) that no improper personal benefit was obtained by such person and such person satisfied certain statutory conflicts of interest provisions, if applicable; (d) that in the case of a criminal proceeding, such person had no reasonable cause to believe that the conduct was unlawful; and (e) that such person must have acted in a manner he reasonably believed was in the best interests of the corporation or, in certain limited circumstances, not opposed to the best interests of the corporation. The determination as to eligibility for indemnification is made by the members of the corporation's board of directors or a committee of the board who are at the time not parties to the proceedings under consideration, by special legal counsel, by the shareholders who are not parties to the proceedings or by a court. Section 4.01 of the Restated By-Laws of the Registrant requires indemnification by the Registrant in such manner, under such circumstances and to such extent as required or permitted by Section 302A.521 of the Corporation Act, as amended from time to time, or as required or permitted by other provisions of law.

    Under Section 8 of the Underwriting Agreement filed as Exhibit 1.1 hereto, the Underwriters agree to indemnify, under certain conditions, the Registrant, its directors, certain of its officers and persons who control the Registrant within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

ITEM 16.  EXHIBITS.

  1.1  Form of Underwriting Agreement.

  4.1 Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to Registration Statement No. 2-98270), as amended by Articles of Amendment dated January 27, 1988 (incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form
         10-Q for the quarter ended December 27, 1987, File No. 0-14709) and by
         Articles of Amendment dated January 21, 1997 (incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 29, 1996, File No. 0-14709).

  4.2  Restated By-Laws of the Registrant (incorporated by reference to Exhibit
         3.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 29, 1996, File No. 0-14709).

  4.3 Note Purchase Agreement dated as of April 20, 1994, providing for the placement of $20,000,000 of senior unsecured notes with Teachers
         Insurance and Annuity Association of America (incorporated by reference to Exhibit 4.10 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 27, 1994, File No. 0-14709), Amendment dated as of
         March 15, 1996 (incorporated by reference to Exhibit 4.2 to the
         Company's Quarterly Report on Form 10-Q for the quarter ended March 24,
         1996, File No. 0-14709), Amendment dated as of February 24, 1997
         (incorporated by reference to Exhibit 4.2 to the Company's Quarterly
         Report on Form 10-Q for the quarter ended March 30, 1997, File No.
         0-14709), and Amendment dated as of December 16, 1998 (incorporated by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 27, 1998, File No. 0-14709).

  4.4 Note Purchase Agreement dated as of April 20, 1994, providing for the placement of $5,000,000 of senior unsecured notes with Central Life
         Assurance Company (incorporated by reference to Exhibit 4.11 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 27,
         1994, File No. 0-14709), Amendment dated as of March 15, 1996
         (incorporated by reference to Exhibit 4.3 to the Company's Quarterly
         Report on Form 10-Q for the quarter ended March 24, 1996, File No.
         0-14709), Amendment dated as of February 24, 1997 (incorporated by reference to Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 1997, File No. 0-14709), and Amendment dated as of December 16, 1998 (incorporated by reference to Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended
         December 27, 1998, File No. 0-14709).

  4.5 Note Purchase Agreement dated as of April 20, 1994, providing for the placement of $5,000,000 of senior unsecured notes with Modern Woodmen of America (incorporated by reference to Exhibit 4.12 to the Company's
         Quarterly Report on Form 10-Q for the quarter ended March 27, 1994, File
         No. 0-14709), Amendment dated as of March 15, 1996 (incorporated by reference to Exhibit 4.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 24, 1996, File No. 0-14709), Amendment dated as of February 24, 1997 (incorporated by reference to Exhibit 4.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 30,
         1997, File No. 0-14709), and Amendment dated as of December 16, 1998
         (incorporated by reference to Exhibit 4.4 to the Company's Quarterly
         Report on Form 10-Q for the quarter ended December 27, 1998, File No.
         0-14709).

  4.6  Credit Agreement between the Company and The First National Bank of
         Chicago, dated as of December 8, 1995 (incorporated by reference to Exhibit 4.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 24, 1995, File No. 0-14709), First Amendment dated as of June 22, 1996 (incorporated by reference to Exhibit 4.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended June
         23, 1996, File No. 0-14709), Second Amendment dated as of February 24,
         1997 (incorporated by reference to Exhibit 4.5 to the Company's
         Quarterly Report on Form 10-Q for the quarter ended March 30, 1997, File
         No. 0-14709), Third Amendment dated as of March 2, 1998, Fourth
         Amendment dated as of September 25, 1998, and Fifth Amendment dated
         December 23, 1998 (incorporated by reference to Exhibit 4.5 to the
         Company's Quarterly Report on Form 10-Q for the quarter ended December
         27, 1998, File No. 0-14709).

  4.7 Note Purchase Agreement dated as of July 26, 1996, providing for the placement of $15,000,000 of senior unsecured notes with Metropolitan
         Insurance and Annuity Company (incorporated by reference to Exhibit 4.6 to the Company's Annual Report on Form 10-K for the fiscal year ended
         September 29, 1996, File No. 0-14709), Amendment dated as of February
         24, 1997 (incorporated by reference to Exhibit 4.6 to the Company's
         Quarterly Report on Form 10-Q for the quarter ended March 30, 1997, File
         No. 0-14709), and Amendment dated as of December 16, 1998 (incorporated by reference to Exhibit 4.6 to the Company's Quarterly Report on Form
         10-Q for the quarter ended December 27, 1998, File No. 0-14709).

  4.8 Note Purchase Agreement dated as of July 26, 1996, providing for the placement of $10,000,000 of senior unsecured notes with Metropolitan
         Life Insurance Company (incorporated by reference to Exhibit 4.7 to the
         Company's Annual Report on Form 10-K for the fiscal year ended September
         29, 1996, File No. 0-14709), Amendment dated as of February 24, 1997
         (incorporated by reference to Exhibit 4.7 to the Company's Quarterly
         Report on Form 10-Q for the quarter ended March 30, 1997, File No.
         0-14709), and Amendment dated as of December 16, 1998 (incorporated by reference to Exhibit 4.7 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 27, 1998, File No. 0-14709).

  4.9 Note Purchase Agreement dated as of July 26, 1996, providing for the placement of $25,000,000 of senior unsecured notes with Teachers
         Insurance and Annuity Association of America (incorporated by reference to Exhibit 4.8 to the Company's Annual Report on Form 10-K for the fiscal year ended September 29, 1996, File No. 0-14709), Amendment dated as of February 24, 1997 (incorporated by reference to Exhibit 4.8 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 30,
         1997, File No. 0-14709), and Amendment dated as of December 16, 1998
         (incorporated by reference to Exhibit 4.8 to the Company's Quarterly
         Report on Form 10-Q for the quarter ended December 27, 1998, File No.
         0-14709).

  4.10 Financing Agreement between the Company and The CIT Group/Business Credit,
         Inc., as Agent and a Lender, dated December 31, 1998.

  5.1  Opinion and consent of Faegre & Benson LLP, counsel for the Registrant.

 23.1  Consent of Independent Public Accountants.

 23.2  Consent of Faegre & Benson LLP (included in Exhibit 5.1).

 24.1  Powers of attorney (included with signatures to this Registration
         Statement).

ITEM 17.  UNDERTAKINGS.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

    1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Hutchinson and State of Minnesota on the 7th day of January, 1999.

                                HUTCHINSON TECHNOLOGY INCORPORATED

                                By:             /s/ WAYNE M. FORTUN
                                     -----------------------------------------
                                                  Wayne M. Fortun
                                         PRESIDENT, CHIEF EXECUTIVE OFFICER
                                            AND CHIEF OPERATING OFFICER

                               POWER OF ATTORNEY

    Each of the undersigned hereby appoints Jeffrey W. Green, Wayne M. Fortun and John A. Ingleman, and each of them (with full power to act alone), as attorneys and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments and exhibits to this Registration Statement and any and all applications, instruments and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

             NAME                         TITLE                    DATE
------------------------------  --------------------------  -------------------

                                President, Chief Executive
     /s/ WAYNE M. FORTUN          Officer and Chief
------------------------------    Operating Officer           January 7, 1999
       Wayne M. Fortun            (Principal Executive
                                  Officer and Director)

                                Vice President, Chief
                                  Financial Officer and
     /s/ JOHN A. INGLEMAN         Secretary (Principal
------------------------------    Financial Officer and       January 7, 1999
       John A. Ingleman           Principal Accounting
                                  Officer)

    /s/ W. THOMAS BRUNBERG
------------------------------  Director                      January 7, 1999
      W. Thomas Brunberg

             NAME                         TITLE                    DATE
------------------------------  --------------------------  -------------------

    /s/ ARCHIBALD COX, JR.
------------------------------  Director                      January 7, 1999
      Archibald Cox, Jr.

     /s/ JAMES E. DONAGHY
------------------------------  Director                      January 7, 1999
       James E. Donaghy

   /s/ HARRY C. ERVIN, JR.
------------------------------  Director                      January 7, 1999
     Harry C. Ervin, Jr.

     /s/ JEFFREY W. GREEN
------------------------------  Director                      January 7, 1999
       Jeffrey W. Green

   /s/ STEVEN E. LANDSBURG
------------------------------  Director                      January 7, 1999
     Steven E. Landsburg

    /s/ RICHARD N. ROSETT
------------------------------  Director                      January 7, 1999
      Richard N. Rosett

                               INDEX TO EXHIBITS

  EXHIBITS
-------------
         1.1   Form of Underwriting Agreement............................................  Electronically Filed

         4.1   Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to Registration Statement No. 2-98270), as
                 amended by Articles of Amendment dated January 27, 1988 (incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form
                 10-Q for the quarter ended December 27, 1987, File No. 0-14709) and by
                 Articles of Amendment dated January 21, 1997 (incorporated by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the
                 quarter ended December 29, 1996, File No. 0-14709).

         4.2   Restated By-Laws of the Registrant (incorporated by reference to Exhibit
                 3.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 29, 1996, File No. 0-14709).

         4.3   Note Purchase Agreement dated as of April 20, 1994, providing for the placement of $20,000,000 of senior unsecured notes with Teachers
                 Insurance and Annuity Association of America (incorporated by reference to Exhibit 4.10 to the Company's Quarterly Report on Form 10-Q for the
                 quarter ended March 27, 1994, File No. 0-14709), Amendment dated as of
                 March 15, 1996 (incorporated by reference to Exhibit 4.2 to the
                 Company's Quarterly Report on Form 10-Q for the quarter ended March 24,
                 1996, File No. 0-14709), Amendment dated as of February 24, 1997
                 (incorporated by reference to Exhibit 4.2 to the Company's Quarterly
                 Report on Form 10-Q for the quarter ended March 30, 1997, File No.
                 0-14709), and Amendment dated as of December 16, 1998 (incorporated by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q
                 for the quarter ended December 27, 1998, File No. 0-14709).

         4.4   Note Purchase Agreement dated as of April 20, 1994, providing for the placement of $5,000,000 of senior unsecured notes with Central Life
                 Assurance Company (incorporated by reference to Exhibit 4.11 to the
                 Company's Quarterly Report on Form 10-Q for the quarter ended March 27,
                 1994, File No. 0-14709), Amendment dated as of March 15, 1996
                 (incorporated by reference to Exhibit 4.3 to the Company's Quarterly
                 Report on Form 10-Q for the quarter ended March 24, 1996, File No.
                 0-14709), Amendment dated as of February 24, 1997 (incorporated by reference to Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q
                 for the quarter ended March 30, 1997, File No. 0-14709), and Amendment dated as of December 16, 1998 (incorporated by reference to Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended
                 December 27, 1998, File No. 0-14709).

  EXHIBITS
-------------
         4.5   Note Purchase Agreement dated as of April 20, 1994, providing for the placement of $5,000,000 of senior unsecured notes with Modern Woodmen of
                 America (incorporated by reference to Exhibit 4.12 to the Company's
                 Quarterly Report on Form 10-Q for the quarter ended March 27, 1994, File
                 No. 0-14709), Amendment dated as of March 15, 1996 (incorporated by reference to Exhibit 4.4 to the Company's Quarterly Report on Form 10-Q
                 for the quarter ended March 24, 1996, File No. 0-14709), Amendment dated as of February 24, 1997 (incorporated by reference to Exhibit 4.4 to the
                 Company's Quarterly Report on Form 10-Q for the quarter ended March 30,
                 1997, File No. 0-14709), and Amendment dated as of December 16, 1998
                 (incorporated by reference to Exhibit 4.4 to the Company's Quarterly
                 Report on Form 10-Q for the quarter ended December 27, 1998, File No.
                 0-14709).

         4.6   Credit Agreement between the Company and The First National Bank of
                 Chicago, dated as of December 8, 1995 (incorporated by reference to
                 Exhibit 4.5 to the Company's Quarterly Report on Form 10-Q for the
                 quarter ended December 24, 1995, File No. 0-14709), First Amendment dated as of June 22, 1996 (incorporated by reference to Exhibit 4.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended June
                 23, 1996, File No. 0-14709), Second Amendment dated as of February 24,
                 1997 (incorporated by reference to Exhibit 4.5 to the Company's
                 Quarterly Report on Form 10-Q for the quarter ended March 30, 1997, File
                 No. 0-14709), Third Amendment dated as of March 2, 1998, Fourth
                 Amendment dated as of September 25, 1998, and Fifth Amendment dated
                 December 23, 1998 (incorporated by reference to Exhibit 4.5 to the
                 Company's Quarterly Report on Form 10-Q for the quarter ended December
                 27, 1998, File No. 0-14709).

         4.7   Note Purchase Agreement dated as of July 26, 1996, providing for the placement of $15,000,000 of senior unsecured notes with Metropolitan
                 Insurance and Annuity Company (incorporated by reference to Exhibit 4.6 to the Company's Annual Report on Form 10-K for the fiscal year ended
                 September 29, 1996, File No. 0-14709), Amendment dated as of February
                 24, 1997 (incorporated by reference to Exhibit 4.6 to the Company's
                 Quarterly Report on Form 10-Q for the quarter ended March 30, 1997, File
                 No. 0-14709), and Amendment dated as of December 16, 1998 (incorporated by reference to Exhibit 4.6 to the Company's Quarterly Report on Form
                 10-Q for the quarter ended December 27, 1998, File No. 0-14709).

  EXHIBITS
-------------
         4.8   Note Purchase Agreement dated as of July 26, 1996, providing for the placement of $10,000,000 of senior unsecured notes with Metropolitan
                 Life Insurance Company (incorporated by reference to Exhibit 4.7 to the
                 Company's Annual Report on Form 10-K for the fiscal year ended September
                 29, 1996, File No. 0-14709), Amendment dated as of February 24, 1997
                 (incorporated by reference to Exhibit 4.7 to the Company's Quarterly
                 Report on Form 10-Q for the quarter ended March 30, 1997, File No.
                 0-14709), and Amendment dated as of December 16, 1998 (incorporated by reference to Exhibit 4.7 to the Company's Quarterly Report on Form 10-Q
                 for the quarter ended December 27, 1998, File No. 0-14709).

         4.9   Note Purchase Agreement dated as of July 26, 1996, providing for the placement of $25,000,000 of senior unsecured notes with Teachers
                 Insurance and Annuity Association of America (incorporated by reference to Exhibit 4.8 to the Company's Annual Report on Form 10-K for the
                 fiscal year ended September 29, 1996, File No. 0-14709), Amendment dated as of February 24, 1997 (incorporated by reference to Exhibit 4.8 to the
                 Company's Quarterly Report on Form 10-Q for the quarter ended March 30,
                 1997, File No. 0-14709), and Amendment dated as of December 16, 1998
                 (incorporated by reference to Exhibit 4.8 to the Company's Quarterly
                 Report on Form 10-Q for the quarter ended December 27, 1998, File No.
                 0-14709).

         4.10  Financing Agreement between the Company and The CIT Group/Business Credit,
                 Inc., as Agent and a Lender, dated December 31, 1998 (incorporated by reference to Exhibit 4.9 to the Company's Quarterly Report on Form 10-Q
                 for the quarter ended December 27, 1998, File No. 0-14709).

         5.1   Opinion and consent of Faegre & Benson LLP, counsel for the Registrant....  Electronically Filed

        23.1   Consent of Independent Public Accountants.................................  Electronically Filed

        23.2   Consent of Faegre & Benson LLP (included in Exhibit 5.1).

        24.1   Powers of attorney (included with signatures to this Registration
                 Statement).